Exhibit 2.1

Arrangement Agreement

Canopy growth corporation

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MTL CANNABIS CORP.

December 14, 2025

TABLE OF CONTENTS

	Article 1
	INTERPRETATION

1.1	Definitions	1
1.2	Currency	21
1.3	Interpretation Not Affected by Headings	22
1.4	Knowledge	22
1.5	Extended Meanings, Etc.	22
1.6	Date of any Action	22
1.7	Schedules	22

	Article 2
	THE ARRANGEMENT

2.1	The Arrangement and Effective Date	23
2.2	Implementation Steps by the Company	23
2.3	Implementation Steps by the Purchaser	25
2.4	Interim Order	25
2.5	Circular	26
2.6	Final Order	28
2.7	Court Proceedings	28
2.8	Dissenting Shareholders	29
2.9	List of Securityholders	29
2.10	Securityholder Communications	29
2.11	Transaction Settlement	30
2.12	Payment of Consideration and MC Shareholder Consideration	30
2.13	Adjustment of Consideration	31
2.14	U.S. Securities Law Matters	31
2.15	Withholding Taxes	33

	Article 3
	REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company	34
3.2	Representations and Warranties of the Purchaser	65
3.3	Survival of Representations and Warranties	71

	Article 4
	COVENANTS

4.1	Covenants of the Company Regarding the Conduct of Business	71
4.2	Access to Information	78
4.3	Covenants of the Company Regarding the Arrangement	78
4.4	Covenants of the Company Regarding Financial Statements	79
4.5	Covenants of the Purchaser Regarding the Performance of Obligations	80
4.6	Mutual Covenants	81
4.7	Covenants Related to Regulatory Approvals	82

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4.8	Employment Matters	84
4.9	Indemnification and Insurance	85
4.10	Pre-Acquisition Reorganization	85

	Article 5
	ADDITIONAL AGREEMENTS

5.1	Acquisition Proposals	87
5.2	Expenses and Termination Fee	91

	Article 6
	TERMINATION

6.1	Termination	93
6.2	Void upon Termination	95
6.3	Notice and Cure Provisions	95

	Article 7
	CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent	96
7.2	Additional Conditions Precedent to the Obligations of the Company	97
7.3	Additional Conditions Precedent to the Obligations of the Purchaser	97

	Article 8
	GENERAL

8.1	Notices	99
8.2	Assignment	100
8.3	Benefit of Agreement	100
8.4	Third Party Beneficiaries	100
8.5	Time of Essence	100
8.6	Public Announcements	101
8.7	Governing Law; Attornment; Service of Process	101
8.8	Entire Agreement	101
8.9	Amendment	101
8.10	Waiver and Modifications	102
8.11	Severability	102
8.12	Mutual Interest	102
8.13	Further Assurances	103
8.14	Injunctive Relief	103
8.15	No Personal Liability	103
8.16	Counterparts	103

Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Arrangement Resolution

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of December 14, 2025

BETWEEN

CANOPY GROWTH CORPORATION

a corporation incorporated under the federal laws of Canada (the “Purchaser”)

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MTL Cannabis Corp.

a corporation incorporated under the federal laws of Canada (the “Company”).

WHEREAS the Purchaser proposes to acquire all of the outstanding securities of the Company pursuant to the Arrangement (as defined herein), as provided in this Agreement;

AND WHEREAS the Company Board (as defined herein) has unanimously determined that the Arrangement is fair to the Company Shareholders (as defined herein) and that the Arrangement is in the best interests of the Company and its stakeholders and has unanimously resolved, subject to the terms of this Agreement, to recommend that the Company Shareholders vote in favour of the Arrangement Resolution;

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Parties, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a third party other than the Purchaser: (a) that is entered into in accordance with Section 5.1(c) hereof; (b) that does not preclude or limit the ability of the Company to disclose information relating to such agreement or the negotiations contemplated thereby, to the Purchaser; and (c) that contains a standstill provision that has a duration of at least 18 months and only permits the third party to make an Acquisition Proposal to the Company Board that is not publicly announced;

“Acquisition Agreement” has the meaning ascribed thereto in Section 5.1(e);

“Acquisition Proposal” means, at any time, whether or not in writing, (a) any offer, proposal or inquiry from any person or group of persons other than the Purchaser (or any affiliate of the Purchaser) after the date of this Agreement relating with respect to: (i) any direct or indirect acquisition by any person or group of persons of Company Shares (or securities convertible into or exchangeable or exercisable for Company Shares) representing 20% or more of the Company Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution, winding up, exclusive license or other business combination, involving or in respect of the Company or any of its subsidiaries; (iii) any direct or indirect acquisition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing) by any person or group of persons other than the Purchaser (or any affiliate of the Purchaser), in a single transaction or a series of related transactions, of any assets of the Company and/or any interest in one or more of its subsidiaries (including shares or other equity interest of subsidiaries) that individually or in the aggregate represent 20% or more of the consolidated assets of the Company, contribute 20% or more of the consolidated revenue of the Company and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of the Company and its subsidiaries (taken as a whole), in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record (or any sale, disposition, lease, license, royalty, alliance, joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions; or (iv) any other similar transaction or series of transactions involving the Company or any of its subsidiaries, (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, or (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by this Agreement;

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement, such Advance Ruling Certificate having not been modified or withdrawn prior to the Effective Time;

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act;

“Agreement” means this arrangement agreement (including the Schedules hereto), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Anti-Dilution Shares” means the Anti-Dilution Event Consideration Shares as defined in Section 2.2(a)(ii) in the Share Exchange Agreement;

“Arrangement” means the arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

“Arrangement Resolution” means the special resolution to be considered and, if thought advisable, passed by the Company Shareholders at the Company Meeting to approve the Arrangement, to be substantially in the form of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Business Contact Data” means any information that is used for the purpose of communicating or facilitating communication with an individual in relation to their employment, business or professional such as the individual’s name, position name or title, work address, work telephone number, work fax number or work electronic address;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario or Vancouver, British Columbia are authorized or required by applicable Law to be closed;

“Canadian Competition Approval” means either: (a) the issuance of an Advance Ruling Certificate; or (b) (i) the applicable waiting period under section 123 of the Competition Act has expired, been terminated by the Commissioner, or (ii) the obligation to submit a notification shall have been waived by the Commissioner under paragraph 113(c) of the Competition Act, and in either case of (i) or (ii), a No Action Letter has been issued by the Commissioner;

“Cannabis Laws” has the meaning ascribed thereto in Section 3.1(p)(i);

“Cannabis Licences” has the meaning ascribed thereto in Section 3.1(p)(ii);

“Cash Consideration” means $0.144 for each Company Share;

“CBCA” means the Canada Business Corporations Act, and includes any successor thereto;

“Change of Recommendation” has the meaning ascribed thereto in Section 6.1(c)(i);

“Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Company Shareholders in connection with the Company Meeting, including any amendments or supplements thereto;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Commercially Reasonable Efforts” with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment or incurrence of any material liability or obligation;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and includes any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition;

“Company” means MTL Cannabis Corp., a corporation incorporated under the federal laws of Canada;

“Company 2017 Debenture” means the 18% unsecured convertible debenture of the Company in an aggregate principal amount of $5,000 due on demand;

“Company Annual Financial Statements” means the audited consolidated financial statements of the Company for the years ended March 31, 2025 and 2024, including the notes thereto and the auditor’s report thereon;

“Company Archerwill Debenture Warrants” means the 1,733,333 warrants of the Company, each exercisable to acquire one Company Share until August 5, 2027 at an exercise price of $0.74737 per Company Share, subject to adjustment in accordance with their terms;

“Company Archerwill Prepayment Warrants” means the 16,640,858 warrants of the Company, each exercisable to acquire one Company Share until August 5, 2027 at an exercise price of $0.5749 per Company Share, subject to adjustment in accordance with their terms;

“Company Board” means the board of directors of the Company;

“Company Board Recommendation” means the unanimous determination of the Company Board, after consultation with legal and financial advisors, that the Arrangement is in the best interests of the Company and the unanimous recommendation of the Company Board to Company Shareholders that they vote in favour of the Arrangement Resolution;

“Company Compensation Option Holder” means a holder of one or more Company Compensation Options;

“Company Compensation Options” means the 220,360 compensation options of the Company, each exercisable to acquire one Company Unit until September 19, 2028 at an exercise price of $0.65 per Company Unit, subject to adjustment in accordance with their terms;

“Company Credit Agreement” means the credit agreement dated July 30, 2025 (as may be amended, supplemented, amended and restated, replaced, or otherwise modified from time to time) between, among others, the Company, as borrower and The Toronto-Dominion Bank, as Administrative Agent;

“Company Data” means all data contained in the Company Systems and all other information and data compilations used by the Company or any of its subsidiaries, whether or not in electronic form;

“Company Diligence Information” means the documents provided or made available to the Purchaser by the Company following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement, including all documents included in the Company Public Disclosure Record and in any electronic data room to which the Purchaser has been provided access;

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to the Purchaser concurrently with the execution of this Agreement;

“Company DSU Holder” means a holder of one or more Company DSUs;

“Company DSUs” means all deferred share units of the Company outstanding immediately prior to the Effective Time granted pursuant to or otherwise subject to the Company Incentive Plan;

“Company Employee Costs” has the meaning ascribed thereto in Section 4.8(a);

“Company Fairness Opinion” means the opinion of the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders;

“Company Financial Advisor” means Haywood Securities Inc.;

“Company Financial Statements” means, collectively, the Company Annual Financial Statements and the Company Interim Financial Statements;

“Company Intellectual Property Rights” has the meaning ascribed thereto in Section 3.1(ii)(i);

“Company Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended September 30, 2025, including the notes thereto;

“Company Leased Clinics” has the meaning ascribed thereto in Section 3.1(u)(iv);

“Company Leased Properties” has the meaning ascribed thereto in Section 3.1(u)(iv);

“Company Lease Clinic Documents” has the meaning ascribed thereto in Section 3.1(u)(iv);

“Company Lease Document” and “Company Lease Documents” have the meanings ascribed thereto in Section 3.1(u)(iv);

“Company March 2020 Warrants” means the 3,244,757 warrants of the Company, each exercisable to acquire one Company Share until December 31, 2026 at an exercise price of $1.50 per Company Share, subject to adjustment in accordance with their terms;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

“Company Incentive Plan” means the Long-Term Incentive Plan of the Company approved by the Company Board on June 6, 2025;

“Company In-The-Money Option” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Company In-The-Money Warrant” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Company Optionholder” means a holder of one or more Company Options;

“Company Option Plan” means the Amended and Restated Stock Option Plan of the Company approved by the Company Shareholders on July 28, 2023;

“Company Options” means all options to acquire Company Shares outstanding immediately prior to the Effective Time granted pursuant to or otherwise subject to the Company Option Plan;

“Company Out-Of-The-Money Option” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Company Out-Of-The-Money Warrant” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Company Owned Real Property” and “Company Owned Real Properties” have the meanings ascribed thereto in Section 3.1(u)(i);

“Company Public Disclosure Record” means all documents filed by or on behalf of the Company on SEDAR+ since January 1, 2023 and prior to the date hereof that are publicly available on the date hereof;

“Company Related Party Loans” means all related party indebtedness owing by the Company, including the Earnout Consideration and any outstanding and unpaid shareholder loans and debt, in each case, in such principal amounts owing as of the date hereof and interest accruing thereon in accordance with their terms and to such parties as is disclosed in Section 1.1 of the Company Disclosure Letter,

“Company RSU Holder” means a holder of one or more Company RSUs;

“Company RSUs” means all restricted share units of the Company outstanding immediately prior to the Effective Time granted pursuant to or otherwise subject to the Company Incentive Plan;

“Company Securityholders” means, collectively, Company Shareholders, Company RSU Holders, Company DSU Holders, Company Warrant Holders, Company Optionholders and Company Compensation Option Holders;

“Company Senior Management” means the Company’s President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Cultivation Officer;

“Company September 2025 Warrants” means the 1,652,669 warrants of the Company, each exercisable to acquire one Company Share until September 19, 2028 at an exercise price of $0.98 per Company Share, subject to adjustment in accordance with their terms;

“Company Shareholder” means a holder of one or more Company Shares;

“Company Shares” means the common shares without par value in the capital of the Company;

“Company Systems” means all information technology and computer systems (including computer software, information technology and telecommunication hardware and other equipment) relating to the generation, transmission, storage, maintenance or processing of data and information, whether or not in electronic form, used in the conduct of the business of the Company or any of its subsidiaries;

“Company Transaction Costs” means all costs and reasonable and documented expenses incurred by the Company in connection with this Agreement and the Arrangement, including fees and reasonable and documented expenses of financial and accounting advisors, legal fees and disbursements, and premiums in relation to the “tail” directors’ and officers’ liability insurance contemplated by Section 4.9(b), but excludes for greater certainty, the Termination Fee, if any;

“Company Unit” means a unit of the Company comprised of one Company Share and one half of one Company Unit Warrant;

“Company Unit Warrant” means a warrant of the Company exercisable to acquire one Company Share until September 19, 2028 at an exercise price of $0.98 per Company Share, subject to adjustment in accordance with its terms;

“Company Warrants” means, collectively, the Company Archerwill Debenture Warrants, the Company Archerwill Prepayment Warrants, the Company March 2020 Warrants and the Company September 2025 Warrants;

“Company Warrant Holder” means a holder of one or more Company Warrants;

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder;

“Confidentiality Agreement” means the confidentiality agreement between the Company and the Purchaser dated as of August 27, 2024;

“Consideration” means the consideration to be received in respect of each Company Share that is issued and outstanding immediately prior to the Effective Time pursuant to the Plan of Arrangement, consisting of (i) the Share Consideration and (ii) the Cash Consideration;

“Consideration Shares” means the Purchaser Shares to be issued as Share Consideration pursuant to the Arrangement;

“Consent” has the meaning ascribed thereto in Section 4.4;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party, or any of its subsidiaries, is a party or by which a Party, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia, or other court as applicable;

“CSA” means the Canadian Securities Administrators;

“CSE” means the Canadian Securities Exchange;

“Depositary” means Odyssey Trust Company or any other trust company, bank or other financial institution agreed to in writing by the Company and the Purchaser for the purpose of, among other things, receiving certificates representing Company Shares and the receipt from the Purchaser and subsequent distribution of the Consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Disclosing Party” has the meaning ascribed thereto in Section 4.7(i);

“Dissent Rights” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Dissenting Shareholder” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Earnout Consideration” means the Earnout Consideration as defined in the Share Exchange Agreement;

“Effective Date” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Eligible Company Optionholder” has the meaning ascribed thereto in Section 4.8(c);

“Employee Plans” means all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of the Company other than benefit plans established pursuant to statute;

“Employment Agreements” means the employment agreements, consulting agreements and other agreements listed in 3.1(aa)(i) of the Company Disclosure Letter;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health, and any other environmental medium or natural resource);

“Environmental Laws” means all Laws and agreements with Governmental Authorities and all other statutory requirements relating to public health, the discharge, emission or release of Hazardous Substances, or the protection of the Environment and all Permits issued pursuant to such Laws, agreements or other statutory requirements;

“Final Order” means the final order of the Court approving the Arrangement under Section 192 of the CBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, Nasdaq, the CSE or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified under any applicable Environmental Law as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, mutagenic or toxic or a pollutant, chemical or contaminant under or pursuant to, or that could result in liability under, any applicable Environmental Laws including, but not limited to, petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cyanide, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, asbestos, asbestos-containing material, urea-formaldehyde, and any other material or substance that may impair the natural environment, the health of any individual, property or plant or animal life;

“Health Care Laws” means the Food and Drugs Act (Canada), the Controlled Drugs and Substances Act (Canada) and the Cosmetic Regulations, the Personal Health Information Protection Act, 2004 (Ontario), and the regulations, policies and administrative guidance issued thereunder or similar federal, provincial, territorial, municipal or local law, regulation policy or administrative guidance;

“IFRS” means International Financial Reporting Standards, at the relevant time applied on a consistent basis;

“Indemnified Parties” has the meaning ascribed thereto in Section 4.9(a);

“Intellectual Property” means any and all domestic, foreign and worldwide: (i) patents, and applications for patents, including but not limited to any and all patent reissues, divisionals, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) plant breeder’s rights or applications for plant breeder’s rights and analogous protections; (iii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iv) copyrights, copyright registrations and applications for copyright registration, together with the moral rights associated with any of the foregoing; (v) mask works, mask work registrations and applications for mask work registrations; (vi) industrial designs, design rights, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trademarks, trademark registrations, trademark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) Software; and (viii) any other intellectual property and industrial property;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 192 of the CBCA as contemplated by Section 2.2(b) hereof, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations promulgated thereunder;

“IRCC” means the Government of Canada’s department of Immigration, Refugees and Citizenship Canada;

“Key Employees” means Richard Clément, Michel Clément and Michael Perron;

“Key Shareholders” means Richard Clément and Michel Clément;

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, royalty or any other encumbrance, easement, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Litigation” has the meaning ascribed thereto in Section 4.1(n);

“Lock-Up Agreements” means the voting support and lock-up agreements dated as of the date hereof between the Purchaser and the Locked-Up Company Shareholders;

“Locked-Up Company Shareholders” means the Key Shareholders;

“Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of the Company and its subsidiaries, taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada or globally;

(b)	any change or proposed change in any Laws (including veteran benefits or medical cannabis coverage or reimbursement programs) or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the Canadian, medical or adult-use, cannabis industries in general;

(d)	any earthquake, hurricane, tornado, tsunami, flood, pandemic or other natural disaster or outbreak or escalation of hostilities or war or acts of terrorism or any natural disaster or general outbreaks of illness;

(e)	any generally applicable changes in IFRS or regulatory accounting requirements;

(f)	the failure of any of the Company or any of its subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date hereof (it being understood that the causes underlying such failure, if not otherwise excluded from the definition of Material Adverse Effect, may be taken into determining whether a Material Adverse Effect has occurred);

(g)	a change in the market price of the Company Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

(h)	any action taken (or omitted to be taken) by the Company or any of its subsidiaries, which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to by the Purchaser in writing; or

(i)	the announcement of this Agreement or consummation of the Arrangement or the transactions contemplated hereby;

provided, however, that each of clauses (a) through (e) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the Company and its subsidiaries taken as a whole or disproportionately adversely affect the Company and its subsidiaries taken as a whole in comparison to other persons who operate in the Canadian or global, medical or adult-use cannabis industries and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” means any Contract to which the Company or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect and shall, without limitation, include the following:

(a)	any Contract under which indebtedness of the Company or its subsidiaries for borrowed money in excess of $500,000 is outstanding or may be incurred or pursuant to which any property or asset of the Company or its subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness, any Contract under which the Company or its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person in excess of $500,000 or any Contract restricting the incurrence of indebtedness by the Company or its subsidiaries or the incurrence of Liens on any properties or securities of the Company or its subsidiaries or restricting the payment of dividends or other distributions;

(b)	any Contract under which the Company or any of its subsidiaries is obliged to make payments, or receives payments in excess of, $500,000 over the life of such Contract;

(c)	any Company Lease Documents relating to 815, C Ave. Tecumseh, Pointe-Claire, QC H9R 4B1;

(d)	any Contract providing for the direct or indirect purchase, sale or exchange of, or option to purchase, sell or exchange, any material property, asset or shares (or other equity interests) of another person, where the purchase or sale price or agreed value or fair market value of such property, asset or shares (or other equity interests) exceeds $600,000, in each case entered into in the past 12 months and for which any obligations remain outstanding or in respect of which the applicable transaction has not been consummated;

(e)	any Contract providing for the establishment, investment in, organization or formation of any joint venture, limited liability company, partnership or similar entity that creates an exclusive dealing arrangement or right of first offer or refusal that materially limits the business of the Company or any of its subsidiaries;

(f)	any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of the Company or its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or any of its subsidiaries;

(g)	any Contract that contains any material exclusivity or non-solicitation obligations of the Company or any of its subsidiaries;

(h)	any Contract that limits or restricts in any material respect (i) the ability of the Company or any of its subsidiaries to engage in any line of business or carry on business in any geographic area, or (ii) the scope of persons to whom the Company or any of its subsidiaries may sell products or deliver services;

(i)	any Contract that gives another person the right to purchase or license an unlimited quantity or volume of, or enterprise-wide scope of use of, the Company’s products or services (or licenses to the Company products or services) for a fixed aggregate price at no additional charge, or under which the Company grants most-favored customer pricing, rights of first refusal or similar rights or terms to any person; or

(j)	any standstill or similar Contract (excluding that which is solely contained within a confidentiality agreement or non-disclosure agreement between the Company and a third party) currently restricting the ability of the Company to offer to purchase or purchase the assets or equity securities of another person;

“material fact” has the meaning attributed to such term under the Securities Act;

“MC Release” has the meaning ascribed thereto in Section 2.14(b);

“MC Shareholder Consideration” means 2,956,391 Purchaser Shares to be issued to the MC Shareholders with such Purchaser Shares subject to transfer restrictions for a period of 18 months following the Effective Date; provided that, any exercise of the Company Archerwill Prepayment Warrants prior to the Effective Date shall result in an automatic and proportionate reduction to the MC Shareholder Consideration in so far as an MC Shareholder receives Anti-Dilution Shares;

“MC Shareholders” means, collectively, the David Bow Family Trust, the Michael Rancourt Family Trust, the Michel Clément Family Trust, the Richard Clément Family Trust and the Massimo Caporusso Family Trust (2021);

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning attributed to such term under the Securities Act;

“Modern Slavery Laws” means all Laws regarding the provision of slavery, servitude and forced or child labour and about human trafficking including the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada), the Customs Tariff Act (Canada) and the Customs Act (Canada);

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(o)(iv);

“Mortgage” has the meaning ascribed thereto in Section 3.1(u)(ix);

“Nasdaq” means the Nasdaq Global Select Market;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement, such written confirmation having not been modified or withdrawn prior to the Effective Time;

“OQLF” means the Office québécois de la langue française;

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement;

“Outside Date” means April 15, 2026 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred by April 15, 2026 as a result of the failure to satisfy the conditions set forth in Section 7.1(d); then either Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Toronto time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than five days and not more than 15 days, provided that in aggregate such extensions shall not exceed 90 days from April 15, 2026; provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy such condition is primarily the result of such Party’s failure to comply with its covenants in this Agreement;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Payoff Indebtedness” means all indebtedness under the Company Credit Agreement and related loan documents and (ii) the Company Related Party Loans.

“Payoff Letters” has the meaning ascribed thereto in Section 2.11(b);

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or similar authorization of or from any Governmental Authority;

“Permitted Liens” means, in respect of the Company or any of its subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not yet due or delinquent or that are being properly contested in good faith by appropriate proceedings and in respect of which reserves have been provided in accordance with IFRS in the Company Interim Financial Statements;

(b)	easements, servitudes, restrictions, restrictive covenants, rights of way, licenses, permits and other similar rights in the Company Owned Real Property or the Company Leased Property that, in each case, do not materially detract from or adversely affect the value or materially or adversely interfere with the use of the Company Owned Real Property or the Company Leased Property subject thereto;

(c)	zoning and building by-laws and ordinances, regulations made by public authorities that in each case do not materially detract from or adversely affect the value or materially or adversely interfere with the use of the Company Owned Real Property or the Company Leased Property subject thereto; and

(d)	Liens disclosed in Section 1.1 of the Company Disclosure Letter;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Personal Data” means any information about an identifiable individual or any other information that is otherwise considered or deemed personal information, personal data, protected health information, or other personally identifiable information under applicable Law;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A hereto, as amended, modified or supplemented from time to time in accordance with Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

“Privacy and Information Security Requirements” means (i) all Laws that govern the Processing of Personal Data, data privacy, information security in the United States and Canada; (ii) all Laws applicable to the information security of Company Systems; (iii) all other Laws and rules relating to biometrics, internet of things, direct marketing, electronic marketing, robocalls, or telemarketing in the United States and Canada; (iv) all Contracts that relate to the Processing of Personal Data and/or protecting the security or privacy of personally identifiable information or personal data as such terms are defined under applicable Laws; (v) all Privacy Notices; (vi) all requirements of the Personal Information Protection and Electronic Documents Act (Canada) and all substantially similar provincial legislation; and (vii) the Payment Card Information Data Security Standards;

“Privacy Notices” means any notices, policies, disclosures, or public representations by the Company or any of its subsidiaries in respect of the Company or the respective subsidiary’s Processing of Personal Data or privacy practices;

“Process” or “Processing” means the collection, use, storage, processing, distribution, transfer, import, export, protection (including security measures), disposal, destruction, or disclosure or other activity regarding data (whether electronically or in any other form or medium) including, but not limited to, Personal Data;

“Prohibited Activities” means the cultivation, production, distribution, sale or possession of cannabis in the United States or any other jurisdiction where it is not nationally legal;

“Prohibited Entities” means a person engaged in Prohibited Activities;

“Pre-Acquisition Reorganization” has the meaning ascribed to it in Section 4.10;

“Proceedings” has the meaning ascribed thereto in Section 3.1(q);

“Purchaser” means Canopy Growth Corporation, a corporation incorporated under the federal laws of Canada;

“Purchaser Annual Financial Statements” means the audited financial statements of the Purchaser as at March 31, 2025 and 2024 and for each of the years in the three-year period ended March 31, 2025, including the notes thereto and the auditor’s report thereon;

“Purchaser Exchangeable Shares” means the exchangeable shares in the capital of the Purchaser;

“Purchaser Financial Statements” means, collectively, the Purchaser Annual Financial Statements and the Purchaser Interim Financial Statements;

“Purchaser Interim Financial Statements” means the unaudited condensed interim consolidated financial statements as at and for the three and six months ended September 30, 2025, including the notes thereto;

“Purchaser Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of the Purchaser and its subsidiaries, taken as a whole, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Purchaser Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally;

(b)	any change or proposed change in any Laws (including veteran benefits or medical cannabis coverage or reimbursement programs) or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the Canadian or global, medical or adult-use cannabis industries in general;

(d)	any earthquake, hurricane, tornado, tsunami, flood, pandemic or other natural disaster or outbreak or escalation of hostilities or war or acts of terrorism or any natural disaster or general outbreaks of illness;

(e)	any generally applicable changes in U.S. GAAP or regulatory accounting requirements;

(f)	the failure of any of the Purchaser or any of its subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date hereof (it being understood that the causes underlying such failure, if not otherwise excluded from the definition of Purchaser Material Adverse Effect, may be taken into determining whether a Purchaser Material Adverse Effect has occurred);

(g)	a change in the market price of the Purchaser Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

(h)	any action taken (or omitted to be taken) by the Purchaser or any of its subsidiaries, which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to by the Company in writing; or

(i)	the announcement of this Agreement or consummation of the Arrangement or the transactions contemplated hereby;

provided, however, that each of clauses (a) through (e) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the Purchaser and its subsidiaries taken as a whole or disproportionately adversely affect the Purchaser and its subsidiaries taken as a whole in comparison to other persons who operate in the Canadian or global, medical or adult-use cannabis industries and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Purchaser Material Adverse Effect has occurred;

“Purchaser Public Disclosure Record” means all documents filed by or on behalf of the Purchaser on SEDAR+ since January 1, 2023 and prior to the date hereof that are publicly available on the date hereof;

“Purchaser Senior Management” means the Purchaser’s Chief Executive Officer and Chief Financial Officer;

“Purchaser Shares” means the common shares in the capital of the Purchaser;

“Real Property” means all land, together with all buildings, structures, improvements, and fixtures located therein or thereon, together with all easements, privileges, rights-of-way, benefits, hereditaments and all other rights and interests pertaining, benefiting or appurtenant to them (including air, oil, gas, mineral, and water rights);

“Receiving Party” has the meaning ascribed thereto in Section 4.7(i);

“Registration Statement” has the meaning ascribed thereto in Section 4.4;

“Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities, including for greater certainty, Canadian Competition Approval;

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters;

“Replacement Compensation Option” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Replacement Option” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Replacement Warrant” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, investment bankers, lawyers, accountants, consultants or other agent or advisor employed by such Party;

“Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Sanctions” has the meaning ascribed thereto in Section 3.1(o)(v);

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Share Consideration” means 0.32 of a Purchaser Share for each Company Share;

“Share Exchange Agreement” means the Second Restated Share Exchange Agreement dated June 28, 2023, among the Company, Montreal Cannabis Medical Inc., Michel Clément, Richard Clément and the MC Shareholders;

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs;

“Special Committee” means the Special Committee established by the Company Board in connection with the transactions contemplated by this Agreement;

“subsidiary” means, with respect to a specified entity, any:

(a)	corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)	partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Superior Proposal” means a bona fide Acquisition Proposal made in writing on or after the date of this Agreement by a person or persons acting jointly (other than the Purchaser and its affiliates) that did not result from a breach of Article 5 and which or in respect of which:

(a)	is to acquire (i) no less than all of the outstanding Company Shares not owned by the person or persons; provided that such acquisition is on the same terms and conditions for all Company Shareholders or (ii) all or substantially all of the assets of the Company on a consolidated basis;

(b)	the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which (i) is in the best interests of the Company and its stakeholders; and (ii) is superior to the Company Shareholders from a financial point of view than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Purchaser pursuant to Section 5.1(f));

(c)	is not subject to any financing condition and in respect of which adequate arrangements (as such term is understood for purposes of section 2.27 of National Instrument 62-104 - Take-over Bids and Issuer Bids) have been made to ensure that the required funds will be available to effect payment in full, including in satisfaction of any outstanding indebtedness of the Company, including pursuant to the Company Credit Agreement, that would be required to be repaid upon closing of such Acquisition Proposal;

(d)	is not subject to any due diligence and/or access condition or due diligence termination right in favour of the acquirer;

(e)	the Company Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and

(f)	the Company has sufficient financial resources available to pay or has made arrangements to pay, any Termination Fee payable pursuant to the terms hereof in accordance with the terms hereof;

“Superior Proposal Notice Period” has the meaning ascribed thereto in Section 5.1(f)(iii);

“Support Agreements” means the voting support agreements dated as of the date hereof between the Purchaser and the Supporting Company Shareholders and other voting and support agreements that may be entered into after the date hereof by the Purchaser and Company Shareholders, which agreements provide that such Company Shareholders shall, among other things vote all Company Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Company Shares;

“Supporting Company Shareholders” means, collectively, each of the directors and executive officers of the Company, each of which has entered into a Support Agreement;

“Surviving Corporation” means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company with or into one or more other entities (pursuant to a statutory procedure or otherwise);

“Tax” or “Taxes” means without duplication, with respect to any Person, all supranational, national, federal, provincial, state, municipal, territorial, county, local, foreign or other taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, royalty taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, retail, use taxes, licence taxes, excise taxes, franchise taxes, real and personal property taxes, anti-dumping taxes, countervailing taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, health taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers' compensation premiums and pension (including Canada Pension Plan and other governmental plans) payments, escheat or unclaimed property (whether or not considered a tax under applicable Law), employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax/harmonized sales tax, Quebec sales tax, provincial sales tax, customs or excise duties or other taxes, fees, imposts, assessments or charges of any kind whatsoever imposed or charged by any Governmental Authority, any requirement to pay or repay any amount to a Governmental Authority in respect of a tax credit, refund, rebate, governmental grant or subsidy, overpayment, or similar adjustment of taxes, and any instalments in respect thereof, together with any tax indemnity obligation, interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, and “Tax” means any one of such Taxes;

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder, as amended;

“Termination Fee” has the meaning ascribed thereto in Section 5.2(b);

“Termination Fee Event” has the meaning ascribed thereto in Section 5.2(a);

“Third-Party Beneficiaries” has the meaning ascribed thereto in Section 8.4;

“Transaction Settlement Amount” has the meaning ascribed thereto in Section 2.11(a);

“Transaction Settlement Notice” has the meaning ascribed thereto in Section 2.11(a);

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Federal Laws” means (i) the U.S. Controlled Substances Act (including any implementing regulations and schedules in effect at the relevant time) or any other U.S. federal law the violation of which is predicated upon a violation of the U.S. Controlled Substances Act; and (ii) any Canadian, U.S. or international anti-money laundering legislation.

“U.S. GAAP” means United States generally accepted accounting principals, adopted by the SEC;

“U.S. Investment Company Act” means the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder; and

“U.S. Treasury Regulations” means the treasury regulations under the Code.

1.2	Currency

Except where otherwise specified, all references to currency herein are to lawful money of Canada and “$” refers to Canadian dollars. References to “US$” refer to United States dollars.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

1.4	Knowledge

Any reference in this Agreement to the “knowledge” of the Company, means to the knowledge and information of the Company Senior Management after reasonable inquiry regarding the relevant matter. Any reference in this Agreement to the “knowledge” of the Purchaser, means to the knowledge and information of the Purchaser Senior Management after reasonable inquiry regarding the relevant matter.

1.5	Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified, supplemented or consolidated, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder.

1.6	Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.7	Schedules

The following are the Schedules to this Agreement:

Schedule A      -      Form of Plan of Arrangement

Schedule B      -      Form of Arrangement Resolution

Article 2
THE ARRANGEMENT

2.1	The Arrangement and Effective Date

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. On or prior to the Effective Date, the Articles of Arrangement shall be filed with the Director. From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement. The closing of the transactions contemplated hereby and by the Plan of Arrangement will take place at 10:00 a.m. (Toronto time) on the Effective Date at the offices in Toronto, Ontario of Cassels Brock & Blackwell LLP, or at such other time on the Effective Date or such other place as may be agreed to by the Parties. Subject to the satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 hereof (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), upon the Arrangement Resolution having been approved and adopted by the Company Shareholders and the Company obtaining the Final Order, the Arrangement shall be effective at the Effective Time on the Effective Date.

2.2	Implementation Steps by the Company

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will:

(a)	subject to compliance with applicable Securities Laws, prior to the next opening of markets in Toronto following the execution of this Agreement, issue a news release announcing the entering into of this Agreement and other related matters referred to in Section 4.3(a)(ii), which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(b)	as soon as reasonably practicable after the execution of this Agreement and, in any event the Company will use Commercially Reasonable Efforts to do so not later than January 14, 2026 or such other date as agreed to by the Parties, apply to, and have the hearing for the Interim Order before, the Court pursuant to Section 192 of the CBCA in a manner and form acceptable to the Purchaser, acting reasonably, and thereafter proceed with such application and diligently pursue obtaining the Interim Order;

(c)	lawfully convene and hold the Company Meeting in accordance with the Interim Order, the Company’s articles and by-laws and applicable Laws, as soon as reasonably practicable after the Interim Order is issued, and, in any event, not later than February 17, 2026 or such other date as agreed to by the Parties (acting reasonably), for the purpose of having the Company Shareholders consider the Arrangement Resolution, and will not, unless the Purchaser otherwise consents in writing, adjourn, postpone or cancel the Company Meeting or propose to do any of the foregoing except:

(i)	for an adjournment as required for quorum purposes or by applicable Law; or

(ii)	as required under Section 5.1(h) or Section 6.3;

provided, however, that, if the Company Meeting is scheduled to occur during a Superior Proposal Notice Period, the Company may, and upon the request of the Purchaser, the Company shall, adjourn or postpone the Company Meeting to (i) a date specified by the Purchaser that is not later than six Business Days after the date on which the Company Meeting was originally scheduled to be held, or (ii) if the Purchaser does not specify such date, to the sixth Business Day after the date on which the Company Meeting was originally scheduled to be held;

(d)	subject to the terms of this Agreement, solicit from the Company Shareholders proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without the Purchaser’s consent) to hinder or delay the Arrangement Resolution and the completion of the transactions contemplated by this Agreement including, if so requested by the Purchaser, using the services of a proxy solicitation agent, consulting with the Purchaser in the selection and retainer of any such proxy solicitation agent and reasonably considering the Purchaser’s recommendation with respect to any such agent, and cooperating with any persons engaged by the Purchaser, to solicit proxies in favour of the approval of the Arrangement Resolution, recommend to all Company Shareholders that they vote in favour of the Arrangement Resolution, and take all other actions that are reasonably necessary or desirable to obtain the approval of the Arrangement by the Company Shareholders, and (i) permit the Purchaser to assist and participate in all calls and meetings with such proxy solicitation agent, (ii) provide the Purchaser with all material information distributions or updates from the proxy solicitation agent, (iii) consult with, and consider any suggestions from, the Purchaser with regards to the proxy solicitation agent, and (iv) consult with the Purchaser and keep the Purchaser apprised, with respect to such solicitation and other actions;

(e)	advise the Purchaser as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Company Meeting, as to the aggregate tally of the proxies and votes received in respect of the Company Meeting and all matters to be considered at the Company Meeting;

(f)	fix the date of the Company Meeting, as directed by the Purchaser, promptly provide the Purchaser with any notice relating to the Company Meeting and allow Representatives of the Purchaser to attend the Company Meeting;

(g)	not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or the Company’s by-laws (it being understood that a change will not be required where such date has been provided for in the Interim Order); and

(h)	subject to obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 hereof (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, and, in any event, not later than two Business Days thereafter, send to the Director under the CBCA, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be necessary to give effect to the Arrangement, provided, however, that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with the Purchaser’s prior written consent.

2.3	Implementation Steps by the Purchaser

Subject to the terms of this Agreement, the Purchaser will cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order and, subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 hereof (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date.

2.4	Interim Order

The application referred to in Section 2.2(b) shall, unless the Company and the Purchaser otherwise agree, include a request that the Interim Order provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Company Meeting (which date shall be fixed and published by the Company in consultation with the Purchaser);

(c)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval by the Court and without the necessity of first convening the Company Meeting or first obtaining any vote of the Company Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Company Board may determine is appropriate in the circumstances;

(d)	that the record date for the Company Shareholders entitled to receive notice of and to vote at the Company Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Company Meeting;

(e)	that the requisite and sole approval of the Arrangement Resolution will be: (i) 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution excluding the votes for Company Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(f)	that in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements and other matters shall apply with respect to the Company Meeting;

(g)	that the Parties intend to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares, Replacement Warrants, Replacement Options, Replacement Compensation Options and MC Shareholder Consideration, subject to and conditioned on the Court’s approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair to Company Shareholders, Company Warrant Holders, Company Optionholders, Company Compensation Option Holders and MC Shareholders;

(h)	for the grant of Dissent Rights to the Company Shareholders who are registered holders of Company Shares as contemplated in the Plan of Arrangement; and

(i)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

and, subject to the consent of the Company (such consent not to be unreasonably withheld or delayed) the Company shall also request that the Interim Order provide for such other matters as the Purchaser may reasonably require.

2.5	Circular

(a)           Subject to the Purchaser complying with Section 2.5(e), the Company will, in consultation with the Purchaser:

(i)	as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Circular together with any other documents required by the CBCA and other applicable Laws in connection with the approval of the Arrangement Resolution by the Company Shareholders at the Company Meeting; and

(ii)	as soon as reasonably practicable after the issuance of the Interim Order, cause the Circular and such other documents to be filed and sent to the Company Shareholders in compliance with the abridged timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and filed as required by the Interim Order and applicable Laws.

(b)           The Company shall ensure that the Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Circular (including with respect to any information incorporated therein by reference) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by the Purchaser) and will provide the Company Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting.

(c)           The Company shall use Commercially Reasonable Efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Circular and to the identification in the Circular of each such advisor.

(d)           The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Circular. The Company will provide legal counsel to the Purchaser with an opportunity to review and comment on all drafts of the Circular and other documents related thereto prior to filing the Circular with applicable Governmental Authorities and printing and mailing the Circular to the Company Shareholders and will give consideration to such comments. All information relating solely to the Purchaser included in the Circular shall be provided by the Purchaser in accordance with Section 2.5(e) and shall be in form and content satisfactory to the Purchaser, acting reasonably, and the Circular will include: (i) a statement that the Company Board has unanimously determined that the Arrangement is fair to the Company Shareholders, and it is in the best interests of the Company; (ii) the unanimous recommendation of the Company Board that the Company Shareholders vote in favour of the Arrangement Resolution and the rationale for that recommendation; (iii) a copy of the Company Fairness Opinion; (iv) a statement that each of the Supporting Company Shareholders has signed a Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Company Shares in favour of the Arrangement Resolution and (v) a statement that each of the Locked-Up Company Shareholders has signed a Lock-Up Agreement.

(e)           The Purchaser will, in a timely manner, furnish the Company with all such information regarding the Purchaser as may reasonably be required to be included in the Circular pursuant to applicable Laws and any other documents related thereto.

(f)            The Company shall keep the Purchaser fully informed in a timely manner of any requests or comments made by the Canadian securities regulatory authorities and/or the CSE in connection with the Circular.

(g)           The Company and the Purchaser will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Circular or any other document referred to in Section 2.5(e) contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

2.6	Final Order.

If (i) the Interim Order is granted; and (ii) the Arrangement Resolution is approved by Company Shareholders at the Company Meeting as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable after the Company Meeting, but in any event not later than four clear Business Days thereafter, and, if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it will only do so after prior notice to the Purchaser, and affording the Purchaser a reasonable opportunity to consult with the Company regarding the same.

2.7	Court Proceedings

The Company will provide the Purchaser and its counsel with an opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and will give consideration to such comments. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, that nothing herein shall require the Purchaser to agree or consent to any increase or change in the consideration payable under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate. The Company will also provide the Purchaser on a timely basis with copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.8	Dissenting Shareholders

The Company will give the Purchaser prompt notice of any written communication from any Company Shareholder in opposition to the Arrangement (except for non-substantive communications from any Company Shareholder that purports to hold less than 0.1% of the Company Shares (provided that communications from such Company Shareholder are not substantive in the aggregate)), written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company and any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement. The Company shall not make any payment or settlement offer, or agree to any such settlement, or conduct any negotiations prior to the Effective Time with respect to any such dissent, notice or instrument without the prior written consent of the Purchaser.

2.9	List of Securityholders

Upon the reasonable request from time to time of the Purchaser, the Company will provide the Purchaser with lists (in both written and electronic form) of: (i) the registered Company Shareholders, together with their addresses and respective holdings of Company Shares; (ii) the names and addresses and holdings of all persons having rights (including Company Optionholders, Company DSU Holders, Company RSU Holders, Company Warrant Holders, Company Compensation Option Holders and MC Shareholders) issued or granted by the Company to acquire or otherwise related to Company Shares; and (iii) non-objecting beneficial owners of Company Shares and participants in book-based nominee registers (such as CDS & Co.), together with their addresses and respective holdings of Company Shares. The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders, information regarding beneficial ownership of Company Shares and lists of holdings and other assistance as the Purchaser may reasonably request.

2.10	Securityholder Communications

The Company and the Purchaser agree to cooperate in the preparation of presentations, if any, to any Company Securityholders, MC Shareholders or the analyst community regarding the Arrangement. The Company agrees to consult with the Purchaser in connection with any communications or meeting with Company Securityholders, MC Shareholders or analysts that it may have; provided, however, that the foregoing shall be subject to the Company’s overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules and if the Company is required to make any such disclosure or filing, it shall use its Commercially Reasonable Efforts to give prior oral or written notice to the Purchaser and an opportunity to review and comment thereon prior to its dissemination or filing and will give consideration to such comments.

2.11	Transaction Settlement

The Parties agree that at least two Business Days prior to the anticipated Effective Date, the Company shall deliver to the Purchaser:

(a)	a written notice (the “Transaction Settlement Notice”) setting out the following information: (i) the Company Employee Costs and the most recent estimate of the unpaid Company Transaction Costs and the total aggregate amounts owing pursuant to the Company Related Party Loans and Company Credit Agreement, (ii) the amount of immediately available cash in the Company’s accounts to satisfy the unpaid portion of any Company Employee Costs, Company Transaction Costs and amounts owing under the Company Related Party Loans and Company Credit Agreement on the Effective Date, and (iii) having regard to the foregoing, the amount to be advanced by the Purchaser, to its counsel, on behalf of the Company pursuant to Section 2.12 to satisfy the unpaid portion of any Company Employee Costs, the amount of the Company Transaction Costs that the Company will not be able to satisfy using the cash amount set out in subsection (i) and amounts owing under the Company Related Party Loans and Company Credit Agreement on or prior to the Effective Date (such aggregate amount, the “Transaction Settlement Amount”). For greater certainty, in order to minimize the amount of the Transaction Settlement Amount, the Parties agree that the Company shall use all available cash to satisfy all Company Transaction Costs owing on or prior to the Effective Date; and

(b)	executed payoff letters with respect to all of the Payoff Indebtedness, providing for the payment and cancellation of such Payoff Indebtedness and, as applicable, an authorization to file all Personal Property Security Act (or the equivalent thereof) discharge statements and releases reasonably necessary to evidence satisfaction and termination of such Payoff Indebtedness and any Liens securing such Payoff Indebtedness, along with wire transfer instructions (the “Payoff Letters”).

2.12	Payment of Consideration and MC Shareholder Consideration

The Purchaser will, following receipt of the Final Order and the Regulatory Approvals listed in Section 7.1(c) and no later than the Business Day prior to the filing by the Company of the Articles of Arrangement with the Director:

(a)	deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Purchaser Shares and the requisite amount of cash to satisfy the aggregate Consideration and MC Shareholder Consideration payable pursuant to the Plan of Arrangement (other than, in the case of the Consideration, payments to Company Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection);

(b)	advance the Transaction Settlement Amount to the Purchaser’s counsel, to be held in trust, for payment to the applicable persons disclosed in the Transaction Settlement Notice, and in such amounts as set out in the Transaction Settlement Notice as supplemented by the applicable Payoff Letters, in each case, in accordance with the Arrangement and this Agreement immediately prior to the Effective Time.

2.13	Adjustment of Consideration

The Purchaser Shares comprising a portion of the Consideration and the MC Shareholder Consideration payable pursuant to the Plan of Arrangement will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any stock dividend of securities convertible into Purchaser Shares), consolidation or reorganization with respect to the Purchaser Shares, if the Purchaser Shares shall have been changed into a different number of shares or a different class upon such action, effected in accordance with the terms of this Agreement occurring after the date of this Agreement and prior to the Effective Time, such that the recipients of such Purchaser Shares shall receive the same economic benefit as contemplated by this Agreement and the Plan of Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Purchaser Shares comprising a portion of the Consideration to be paid per Company Share, subject to further adjustment in accordance with this Section 2.13.

2.14	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, all Consideration Shares (including those issued in exchange for Company Shares issued to Company RSU Holders, Company DSU Holders and the holders of Company In-The-Money Warrants and Company In-The-Money Options pursuant to the Plan of Arrangement), Replacement Options, Replacement Warrants, Replacement Compensation Options and MC Shareholder Consideration issued pursuant to the Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and pursuant to applicable exemptions from applicable state securities laws. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares in exchange for the Company Shares, the issuance of the Replacement Options in exchange for the Company Out-Of-The-Money Options, the issuance of Replacement Warrants in exchange for the Company Out-Of-The-Money Warrants, the Replacement Compensation Options in exchange for the Company Compensation Options and the MC Shareholder Consideration in exchange for the MC Shareholders irrevocably, fully and finally releasing the Company, the Purchaser and their respective affiliates, from any and all obligations owing to such MC Shareholders pursuant to the Share Exchange Agreement, including, for greater certainty, each MC Shareholder’s entitlement to the Anti-Dilution Shares (the “MC Release”) prior to the hearing for the Final Order required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Company Shareholders to whom Consideration Shares will be issued, to holders of Company Out-Of-The-Money Options to whom Replacement Options will be issued, to holders of Company Out-Of-The-Money Warrants to whom Replacement Warrants will be issued, to Company Compensation Option Holders to whom Replacement Compensation Options will be issued and to the MC Shareholders to whom the MC Shareholder Consideration will be issued;

(c)	pursuant to Section 2.4(g), the Court will be advised prior to the hearing to approve the Interim Order that the Parties intend to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares in exchange for the Company Shares, the issuance of the Replacement Options in exchange for the Company Out-Of-The-Money Options, the issuance of Replacement Warrants in exchange for the Company Out-Of-The-Money Warrants, the Replacement Compensation Options in exchange for the Company Compensation Options, and the issuance of the MC Shareholder Consideration in exchange for the MC Release and that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Company Shareholders who are entitled to receive Consideration Shares in exchange for the Company Shares, all holders of Company Out-Of-The-Money Options who are entitled to receive Replacement Options in exchange for the Company Out-Of-The-Money Options, all holders of Company Out-Of-The-Money Warrants who are entitled to receive Replacement Warrants in exchange for the Company Out-Of-The-Money Warrants, all Compensation Option Holders who are entitled to receive Replacement Compensation Options in exchange for the Company Compensation Options and all MC Shareholders who are entitled to receive the MC Shareholder Consideration in exchange for the MC Release, in each case pursuant to the Arrangement;

(d)	the Company will ensure that each person entitled to receive the Consideration Shares, Replacement Options, Replacement Warrants, Replacement Compensation Options or the MC Shareholder Consideration pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court for the Final Order to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	each person entitled to receive the Consideration Shares, Replacement Options, Replacement Warrants, Replacement Compensation Options or the MC Shareholder Consideration pursuant to the Arrangement will be advised that the Consideration Shares, Replacement Options, Replacement Warrants, Replacement Compensation Options and MC Shareholder Consideration issued in exchange for the Company Shares, Company Out-Of-The-Money Options, Company Out-Of-The-Money Warrants, Company Compensation Options and the MC Release, respectively, pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act and that certain restrictions on resale under the U.S. Securities Laws, including, as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to the Consideration Shares and the MC Shareholder Consideration issued to persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of the Purchaser on or after the Effective Date, or persons who were “affiliates” of the Purchaser within 90 days prior to the Effective Date;

(f)	the Parties will use Commercially Reasonable Efforts to ensure that the:

(i)	Final Order will expressly state that the Arrangement serves as a basis of a claim to the exemption under Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act regarding the issuance of Consideration Shares, Replacement Options, Replacement Warrants, Replacement Compensation Options and MC Shareholder Consideration pursuant to the Plan of Arrangement and is approved by the Court as being substantively and procedurally fair to the Company Shareholders, holders of Company Out-Of-The-Money Options, holders of Company Out-Of-The-Money Warrants, Company Compensation Option Holders and to the MC Shareholders;

(ii)	the Interim Order will specify that each Company Shareholder, each holder of Company Out-Of-The-Money Options, each holder of Company Out-Of-The-Money Warrants, Company Compensation Option Holders and each MC Shareholder will have the right to appear before the Court at the hearing of the Court for the Final Order to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(iii)	the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the issue and exchange of securities of the Purchaser pursuant to the Plan of Arrangement”.

2.15	Withholding Taxes

The Company, the Purchaser and the Depositary, as applicable, will be entitled to deduct and withhold from any consideration otherwise payable or deliverable to any person under the Plan of Arrangement and this Agreement (including, without limitation, any payments to Dissenting Shareholders, Company RSU Holders, Company DSU Holders, Company Warrant Holders, Company Optionholders, Company Compensation Option Holders and MC Shareholders), such amounts as the Company, the Purchaser or the Depositary, as applicable, is required to deduct and withhold, or reasonably believe to be required to deduct and withhold, with respect to such payment or delivery under any provision of any Laws in respect of Taxes. For the purposes hereof, all such withheld amounts shall be treated for all purposes under the Plan of Arrangement and this Agreement as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as applicable. Each of the Company, the Purchaser and the Depositary is hereby authorized to sell or otherwise dispose of such portion of Purchaser Shares payable as Share Consideration or the MC Shareholder Consideration as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as applicable, to enable it to implement such deduction or withholding, and the Company, the Purchaser or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds (after deduction for (a) the amounts required to satisfy the required withholding under the Plan of Arrangement and this Agreement in respect of such Person, (b) reasonable commissions payable to the broker, and (c) other reasonable costs and expenses) of such sale. Any sale will be made in accordance with applicable Laws and at prevailing market prices and none of the Company, the Purchaser, the Depositary or their respective agents, as the case may be, shall have any liability to, or be under any obligation to obtain a particular price or to indemnify, any Company Securityholder in respect of a particular price, for the portion of the Share Consideration or the MC Shareholder Consideration so sold.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

Except as specifically disclosed in the Company Disclosure Letter (which shall make reference to the applicable section in respect of which such qualification is being made, provided that any matter disclosed in any section of the Company Disclosure Letter shall be considered disclosed also for other section of the Company Disclosure Letter for which it is reasonably apparent on its face that such matter is pertinent to the other section of the Company Disclosure Letter), the Company represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Qualification. The Company has been duly incorporated and validly exists and is in good standing under the CBCA, and has the requisite corporate and legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being carried on. The Company is duly qualified to carry on business and is in good standing in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary. The Company Diligence Information includes complete and correct copies of the constating documents of the Company, as amended to the date of this Agreement. The Company Diligence Information includes complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the Company Shareholders, the Company Board and each committee of the Company Board from the last three (3) years, excluding any minutes (or portion thereof) of the Company Board in relation to this Agreement, and the Company has not taken any action to amend or supersede such documents.

(b)	Subsidiaries.

(i)	The Company does not have any subsidiaries other than as set out in Section 3.1(b)(i) of the Company Disclosure Letter. Section 3.1(b)(i) of the Company Disclosure Letter accurately sets out the name and jurisdiction of each subsidiary and the percentage owned directly or indirectly by the Company and the remaining equity interest, if any, owned other than by the Company.

(ii)	Other that as set out in Section 3.1(b)(ii) of the Company Disclosure Letter, each of the subsidiaries of the Company that is a corporation is validly subsisting under its respective laws of incorporation or continuance and has all requisite corporate power and authority to carry on its business as now conducted and to own or lease and to operate its properties and assets.

(iii)	Each of the subsidiaries of the Company is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv)	The Company is, directly or indirectly, the legal, beneficial and registered owner of all of the issued shares or other equity interests of each of the subsidiaries of the Company and none of the subsidiaries has any outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any of its shares or other equity interests, including any security or obligation of any kind convertible into or exchangeable or exercisable for any shares or other securities of the subsidiaries. Except with respect to Permitted Liens, all of the issued and outstanding shares or other equity interests in the capital of each of the subsidiaries have been duly authorized and validly issued and are fully-paid and non-assessable, as the case may be, and all such shares or other equity interests are owned free and clear of all Liens of any kind or nature whatsoever and are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of such shares or other equity interests.

(v)	The Company Diligence Information includes complete and correct copies of the constating documents of each of the subsidiaries, as amended to the date of this Agreement. The Company Diligence Information includes complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the shareholders of the subsidiaries, the board of directors of the subsidiaries and each committee thereof from the last three (3) years, excluding any minutes (or portion thereof) in relation to this Agreement.

(c)	No Other Interests. Except for the shares or other equity interests owned by the Company in the subsidiaries and as set out in Section 3.1(c) of the Company Disclosure Letter, (i) neither the Company nor any of its subsidiaries owns, beneficially, any shares in the capital of any corporation; and (ii) neither the Company nor any of its subsidiaries holds any securities or obligations of any kind convertible into or exercisable or exchangeable for shares in the capital of any corporation. None of the Company nor any of its subsidiaries is a party to any agreement to acquire any shares of any entity or corporation.

(d)	Authority Relative to this Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the approval of the Company Shareholders of the Arrangement Resolution, the Interim Order and the Final Order as contemplated in Section 2.2) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Company Board, subject to obtaining the approval of the Arrangement Resolution by the Company Shareholders, the Interim Order and the Final Order as contemplated in Section 2.2, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement, the performance by the Company of its obligations hereunder, or the completion of the Arrangement or, the completion by the Company of the transactions contemplated hereby, other than, with respect to the Circular and other matters relating thereto, the approval of the Company Board. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(e)	Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by the Company or its subsidiaries for the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder, the completion by the Company of the Arrangement, other than:

(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)	the Final Order, and any filings required in order to obtain the Final Order;

(iii)	such filings and other actions required under applicable Securities Laws, the CBCA and the rules and policies of the CSE;

(iv)	Canadian Competition Approval;

(v)	any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; and

(vi)	third party consents, approvals and notices set out in Section 3.1(e) of the Company Disclosure Letter.

(f)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(e) and Section 3.1(f) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)	conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

(a)             any Law applicable to it, its subsidiaries or any of their respective properties or assets; or

(b)            any provisions of the articles, by-laws or other constating documents or partnership agreements of the Company or any of its subsidiaries or any other agreement or understanding with any party holding an ownership interest in the Company;

except in the case of (a) above for such breaches, defaults, consents, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not individually or in the aggregate have a Material Adverse Effect;

(ii)	result in a conflict, contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any consent or approval under, any Contract to which it is a party or by which it or any of its subsidiaries is bound or to any of its material assets is subject or give to any person any interest, benefit or right, including any right of first refusal, first offer, purchase, termination, cancellation, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such Contracts, except for any of such matters which would not individually or in the aggregate have a Material Adverse Effect; or

(iii)	result in the creation or imposition of any Lien upon any of the Company’s assets or the assets of any of its subsidiaries, or restrict, hinder, impair or limit its or any of its subsidiaries’ ability to carry on their respective business as and where it is now being carried on or as and where it may be carried on in the future; except for any of such matters which would not individually or in the aggregate have a Material Adverse Effect.

(g)	Capitalization.

(i)	The authorized capital of the Company consists of an unlimited number of Company Shares. As at December 12, 2025, there were (A) 120,302,960 Company Shares issued and outstanding, (B) Company Options outstanding providing for the issuance of 6,093,331 Company Shares upon the exercise thereof in accordance with their terms; (C) Company DSUs outstanding providing for the issuance of 3,750,000 Company Shares upon the vesting thereof in accordance with their terms; (D) Company RSUs outstanding providing for the issuance of 2,000,000 Company Shares upon the vesting thereof in accordance with their terms; (E) 220,360 Company Compensation Options providing for the issuance of 220,360 Company Units (comprised of 220,360 Company Shares and 110,180 Company Unit Warrants) upon the exercise thereof in accordance with their terms; (F) Company September 2025 Warrants providing for the issuance of 1,652,669 Company Shares upon the exercise thereof in accordance with their terms; (G) Company March 2020 Warrants providing for the issuance of 3,244,757 Company Shares upon the exercise thereof in accordance with their terms; (H) Company Archerwill Debenture Warrants providing for the issuance of 1,733,333 Company Shares upon the exercise thereof in accordance with their terms; (I) Company Archerwill Prepayment Warrants providing for the issuance of 16,640,858 Company Shares upon the exercise thereof in accordance with their terms; and (J) Company 2017 Debenture. All outstanding Company Shares have been, and all Company Shares issuable upon the exercise, vesting or conversion, as applicable, of rights under the Company Options, Company DSUs, Company RSUs, Company Warrants, Company Compensation Options and Company Unit Warrants in accordance with their respective terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Company and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive or anti-dilution right, subject to compliance with the right to the Anti-Dilution Shares in accordance with the terms of the Share Exchange Agreement. There is no outstanding contractual obligation of the Company to repurchase, redeem or otherwise acquire any such Company Shares. Except as set out in Section 3.1(g)(i) of the Company Disclosure Letter, the Company has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive, anti-dilution right or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Company Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Company Shares or other security. Other than the Company Option Plan and the Company Incentive Plan, the Company does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Company Share price, income or any other attribute of or related to the Company.

(ii)	The Company Shares are listed and posted for trading on the CSE and on the OTCQX and, except for such listing and trading, no securities of the Company are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(iii)	Section 3.1(g)(iii) of the Company Disclosure Letter sets forth a schedule, as of the date hereof and to the extent applicable, of all outstanding grants to holders of Company Options, Company DSUs, Company RSUs, Company Warrants and Company Compensation Options and the number, exercise price, date of grant, expiration dates, performance criteria and the names of the holders of such Company securities and whether each such holder is a current director of the Company or current officer, employee or consultant of the Company. There are no outstanding securities, bonds, debentures or other evidences of indebtedness of the Company or its subsidiaries that have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the holders of the Company Shares on any matter. There are no outstanding obligations of the Company or any of its subsidiaries with respect to the voting or disposition of any outstanding securities of the Company or any of its subsidiaries.

(iv)	No holder of securities issued by the Company or its subsidiaries has any right to compel the Company or its subsidiaries to register or otherwise qualify securities for public sale in Canada, the United States, or elsewhere.

(h)	Shareholder and Similar Agreements. None of the Company nor any of its subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or any of its subsidiaries.

(i)	Reporting Issuer Status and Securities Laws Matters. The Company is a “reporting issuer” within the meaning of applicable Securities Laws in each of Alberta, British Columbia, Ontario and Québec, and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is not in default of any material provision of applicable Securities Laws or the rules, regulations or policies of the CSE. Trading in the Company Shares on the CSE is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending (other than in relation to the transactions contemplated by this Agreement) or, to the knowledge of the Company, threatened. No inquiry, review or investigation (formal or informal) of the Company by any securities commission or similar regulatory authority under applicable Securities Laws or the CSE is in effect or ongoing or expected to be implemented or undertaken. The Company has not taken any action to cease to be a reporting issuer in any provinces or territory of Canada nor has the Company received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Company. Except as set forth above in this Section 3.1(i), the Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or any securities Laws, including without limitation, U.S. Securities Laws. None of the Company’s subsidiaries are subject to continuous disclosure or other disclosure requirements under any Securities Laws, U.S. Securities Laws or the securities Laws of any other jurisdiction. The documents and information comprising the Company Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the CSE and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has publicly disclosed in the Company Public Disclosure Record all information regarding any event, circumstance or action taken or failed to be taken by the Company or its subsidiaries which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is up-to-date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by the Company under applicable Securities Laws and the rules and policies of the CSE. The Company has not filed any confidential material change report that at the date hereof remains confidential. There are no outstanding or unresolved comments in comment letters from any securities commission or similar regulatory authority with respect to any of the Company Public Disclosure Record and, to the knowledge of the Company, neither the Company nor any of the Company Public Disclosure Record is subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the CSE.

(j)	U.S. Securities Matters.

(i)	The Company is not registered, and is not required to be registered, as an “investment company” pursuant to the U.S. Investment Company Act.

(ii)	The Company Shares are not and are not required to be registered pursuant to Section 12 of the U.S. Exchange Act and the Company is not currently subject to the reporting requirements of the U.S. Exchange Act.

(k)	Company Financial Statements.

(i)	The Company Financial Statements have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws (except as set forth in such statements or in the notes thereto or, in the case of unaudited statements, subject to normal and recurring year-end audit adjustments). The Company Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Company and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Company for the periods covered thereby. The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any reasonable basis for any correction or restatement of, any aspect of any of the Company Financial Statements.

(ii)	None of the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries, in the published financial statements of the Company or the Company Public Disclosure Record.

(iii)	Management of the Company has designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Company providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(iv)	Since March 31, 2025, neither the Company nor any of its subsidiaries nor any Representative of the Company or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(v)	Except as set out in Section 3.1(k)(v) of the Company Disclosure Letter, there are no outstanding loans made by the Company to any director or officer of the Company.

(l)	Undisclosed Liabilities. Except as set out in Section 3.1(l) of the Company Disclosure Letter, as disclosed in the Company Interim Financial Statements, or incurred in the ordinary course of business including in relation to subsequent drawdowns on the Company Credit Agreement, none of the Company nor any of its subsidiaries has incurred any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract or commitment with respect to the obligations, liabilities or indebtedness of any person in excess of $250,000 in the aggregate or incurred in connection with this Agreement or the transactions contemplated hereby.

(m)	Auditors. The Company’s current auditors are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada. There has not been a “reportable event” (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the Company’s auditors.

(n)	Absence of Certain Changes. Since September 30, 2025, except as disclosed in the Company Public Disclosure Record or as set out in Section 3.1(n) of the Company Disclosure Letter:

(i)	the Company and its subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except for the Arrangement contemplated hereby;

(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have a Material Adverse Effect;

(iii)	there has not been any material write-down by the Company of any of the assets of the Company;

(iv)	there has not been any material expenditure or commitment to expend by the Company with respect to capital expenses;

(v)	neither the Company nor any of its subsidiaries has approved or entered into any agreement in respect of any acquisition or sale, lease, license or other disposition by the Company or its subsidiaries of any interest in any material assets whether by asset sale, transfer of property, shares or otherwise;

(vi)	there has not been any incurrence, assumption or guarantee by the Company of any debt for borrowed money, any creation or assumption by the Company of any Lien, or any making by the Company of any loan, advance or capital contribution to or material investment in any other person;

(vii)	there has not been any satisfaction or settlement of any material claim, liability or obligation of the Company;

(viii)	none of the Company, its subsidiaries nor any of the directors, officers, employees, consultants or auditors thereof, has received or otherwise had or obtained knowledge of any fraud or complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the subsidiaries or their respective internal accounting controls;

(ix)	neither the Company nor any of its subsidiaries has effected any material change in its accounting policies, principles, methods, practices or procedures;

(x)	neither the Company nor any of its subsidiaries has suffered any material casualty, damage, destruction or loss to any of its properties or assets;

(xi)	neither the Company nor any of its subsidiaries has entered into, or amended, any Material Contract;

(xii)	neither the Company nor any of its subsidiaries has declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Company Shares or any other securities;

(xiii)	neither the Company nor any of its subsidiaries has effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Company Shares or any other securities;

(xiv)	there has not been any increase in or modification of the compensation payable to or to become payable by the Company to any of its directors, officers, employees or consultants of more than 2.0% of the previous compensation payable or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement to, for or with any of such directors, officers, employees or consultants;

(xv)	neither the Company nor any of its subsidiaries has adopted, or materially amended, any collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan; and

(xvi)	the Company has not agreed, announced, resolved or committed to do any of the foregoing.

(o)	Compliance with Laws.

(i)	The business of the Company and its subsidiaries has been since January 1, 2023 and is currently being conducted in compliance with all applicable Laws, other than violations which have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its subsidiaries have not received any notice of any alleged violation of any such Laws. The Company does not have any knowledge of any potential or pending changes in any Law that may materially impact the business, operations, financial condition, or otherwise of the Company or its subsidiaries except as set forth in Section 3.1(o)(i) of the Company Disclosure Letter. Without limiting the generality of the foregoing, all issued and outstanding Company Shares have been issued in material compliance with all applicable Securities Laws.

(ii)	Since January 1, 2023, neither the Company nor any of its subsidiaries has received any written notices or other written correspondence from any Governmental Authorities (A) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Authority involving allegations of any violation) of any Law or (B) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Permit. To the knowledge of the Company, no investigation, inspection, audit or other proceeding by any Governmental Authority involving allegations of any material violation of any Law is threatened or contemplated.

(iii)	None of the Company, any of its subsidiaries nor, to the knowledge of the Company, any of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable anti-corruption, anti-bribery, export control, and economic sanctions Laws, including without limitation the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act, (B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Company or any of its subsidiaries has assets or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iv)	The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(v)	None of the Company, any of its subsidiaries nor, to the knowledge of the Company, any of their respective directors, officers, supervisors, managers, employees, or agents has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the Government of Canada or any other relevant sanctions authority (collectively, “Sanctions”) imposed upon any such person, and the Company and its subsidiaries are not in violation of any of the Sanctions or law or executive order relating thereto, or are conducting business with any person subject to any Sanctions.

(p)	Cannabis Matters.

(i)	The Company and its subsidiaries are, and at all times have been, in compliance, in all material respects, with all Laws applicable to the cultivation, ownership, testing, research, development, manufacture, packaging, processing, use, distribution, storage, import, export, sale or disposal of any product manufactured, distributed or sold by the Company and its subsidiaries, including the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (collectively, “Cannabis Laws”).

(ii)	Neither the Company, nor any subsidiary, nor, to the knowledge of the Company, any entity in which it has an interest, has received any inspection report, notice of adverse finding, warning letter, untitled letter or other correspondence or notice from any Governmental Authority alleging or asserting any material non-compliance with (i) any Cannabis Laws or Health Care Laws or (ii) any licences issued pursuant to the Cannabis Act (Canada), the Excise Act, 2001 (Canada) or any predecessor legislation to the Company or any subsidiary (the “Cannabis Licences”) or any licence required by a Health Care Law.

(iii)	The Company and its subsidiaries are, and at all times have been, in compliance in all material respects with the terms and conditions of all such Cannabis Licences and all other licenses required in connection with their respective businesses. The Company does not anticipate any variations or difficulties in obtaining, maintaining or renewing such Cannabis Licences or any other required license.

(iv)	The Company and its subsidiaries have filed, declared, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any applicable Cannabis Laws, Health Care Laws or Cannabis Licences, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

(v)	Neither the Company nor any subsidiary has ever received any notice or communication from any customer or Governmental Authority (including Health Canada) alleging a material defect, an issue requiring a recall or quarantine of product (whether voluntary, required or otherwise) or material claim in respect of any products supplied or sold by the Company or any subsidiary to a customer and, to the Company’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or material customer communications that are required to be made by the Company or any subsidiary in respect of any products supplied or sold by any of them.

(vi)	Each of the Company’s and its subsidiaries’ sites used for the cultivation and processing of cannabis and cannabis products complies in all material respects with the requirements of the Cannabis Licences and other applicable Law.

(vii)	All product research and development activities, quality assurance, quality control, testing and research and analysis activities conducted by the Company and each subsidiary in connection with their business are conducted in accordance with prudent industry practices applicable to a company of the size and nature as the Company and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Company’s and its subsidiaries’ current business, including its own standard operating procedures, and all such processes, procedures and practices required in connection with such activities are in place as reasonably necessary and are being complied with in all material respects.

(viii)	Each individual employed by or associated with the Company and the subsidiaries that is required to hold a security clearance under the Cannabis Act (Canada) and related regulations in order to maintain the Cannabis Licences holds, or has applied for, such clearance and the Company and each subsidiary is not aware of any circumstance that would affect such security clearances.

(ix)	To the knowledge of the Company, each entity in respect of which the Company or any subsidiary has an investment, is, and at all times has been, in compliance, in all material respects, with applicable Cannabis Laws and Health Care Laws.

(q)	United States Operations. Neither the Company nor any of its subsidiaries (i) operates or carries on business in the United States; (ii) directly or indirectly, owns, or invests or engages in, any Prohibited Entities; (iii) has any commercial interests or arrangements with Prohibited Entities that are similar in substance to ownership of, or investment in, Prohibited Entities; (iv) provides or obtains services, supplies or products to or from Prohibited Entities; (v) has any commercial interests or arrangements with entities engaging in the activities described in items (i), (ii), (iii) and (iv); and (vi) specifically target or derive revenues or funds from any of the activities described in the foregoing items.

(r)	Litigation. Except as set out in Section 3.1(r) of the Company Disclosure Letter, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal, administrative or investigative), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any notice, claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever (collectively, “Proceedings”) against or involving the Company or its subsidiaries, or affecting any of their property or assets (whether in progress or, to the knowledge of the Company, threatened) that (i) would have, or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect; or (ii) would restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Company or its subsidiaries in respect of any of their businesses, properties or assets.

(s)	Insolvency. No act or proceeding has been taken by or against the Company or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Company or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its subsidiaries or any of their properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(t)	Data Privacy and Security.

(i)	The Company and each of its subsidiaries complies, and during the past three years has complied, in all material respects, with all Privacy and Information Security Requirements. Neither the Company nor any of its subsidiaries has been notified in writing of, or is the subject of, any complaint or proceeding or to the Company’s knowledge, any, regulatory investigation related to Processing of Personal Data by any Governmental Authority or payment card association, regarding any actual or possible violations of any Privacy and Information Security Requirement by or with respect to the Company or any of its subsidiaries.

(ii)	The Company and each of its subsidiaries employs commercially reasonable organizational, administrative, physical and technical safeguards that comply in all material respects with all Privacy and Information Security Requirements to protect Company Data within its custody or control and requires the same of all vendors under contract with the Company that Process Company Data on its behalf. The Company and each of its subsidiaries has provided all requisite notices and obtained all required consents, and satisfied all other requirements (including but not limited to notification to Governmental Authorities), necessary for the Processing (including international and onward transfer) of all Personal Data in connection with the conduct of the business as currently conducted and in connection with the consummation of the transactions contemplated hereunder.

(iii)	To the knowledge of the Company, neither the Company nor any of its subsidiaries has suffered a material security breach with respect to any of the Company Data and to the Company’s knowledge, there has been no unauthorized or illegal use of or access to any Company Data which would result in a Material Adverse Effect. Except as set forth in Section 3.1(t)(iii) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries has notified, or been required to notify, any person of any information security breach involving Personal Data. To the Company’s knowledge, the Company Systems have had no material errors or defects that have not been fully remedied and contain no code designed to disrupt, disable, harm, distort or otherwise impede in any material manner the legitimate operation of such Company Systems (including what are sometimes referred to as “viruses”, “worms”, “time bombs” or “back doors”) that have not been removed or fully remedied. Neither the Company nor any of its subsidiaries has experienced any material disruption to, or material interruption in, the conduct of its business that affected the business for more than one calendar week, and attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any computer software or the Company Systems.

(u)	Property.

(i)	The Company or its subsidiaries, as applicable, is the registered and/or beneficial owner of the Real Property described in Section 3.1(u)(i) of the Company Disclosure Letter (each, a “Company Owned Real Property” and collectively, the “Company Owned Real Properties”) and has good and marketable fee simple title to such Company Owned Real Properties, free and clear of all Liens, except Permitted Liens.

(ii)	Other than the Company Owned Real Properties, the Company and its subsidiaries do not own any other Real Property. Other than the Company Leased Properties, the Company and its subsidiaries do not lease any other Real Property.

(iii)	Neither the Company nor any of its subsidiaries have received any notice, and have no knowledge, of any intention of any Governmental Authority to expropriate all or any part of the Company Owned Real Properties or the Company Leased Properties; there are no leases in respect of the Company Owned Real Properties, Company Leased Properties (except those leases evidenced by the Company Lease Documents), or any part thereof; no person has any right of first refusal, option, or other right to acquire the Company Owned Real Properties, to the knowledge of the Company the Company Leased Properties or any part thereof; neither the Company nor any of its subsidiaries is in default under any of its respective material obligations arising out of, or in connection with, any Permitted Liens or any other matter of record beyond any applicable cure periods; all necessary permits, licenses and approvals have been obtained from the appropriate Governmental Authority in respect of the Company and its subsidiaries’ present use of and operations on the Company Owned Real Properties and the Company Leased Properties and the Company owns all such licenses and is not operating on behalf of another license holder; the Company and its subsidiaries have no present or future obligation to pay moneys to any Governmental Authority in connection with any on-site or off-site servicing, including off-site roads, services or utilities, save and except obligations which are contemplated in the Permitted Liens or are paid through realty taxes.

(iv)	Each property currently leased or subleased by the Company or its subsidiaries as at the date hereof from any party (collectively, the “Company Leased Properties”) is listed in Section 3.1(u)(iv) of the Company Disclosure Letter, identifying all of the documents under which such leasehold interests are held (together with any amendments, supplements, modifications, extensions, correspondence, guaranties, and other documents, each, a “Company Lease Document” and collectively, the “Company Lease Documents”) and setting forth the amounts of any security deposits or letters of credit held pursuant to any Company Lease Document. The Company Diligence Information includes complete and correct copies of the Company Lease Documents as at the date hereof. The Company or its subsidiaries, as applicable, hold good and valid leasehold interests in the Company Leased Properties, free and clear of all Liens other than Permitted Liens, except for any Company Leased Properties in which the Company or its subsidiaries currently operate a clinic (collectively, the “Company Leased Clinics”). The Company or its subsidiaries, as applicable, hold good and valid leasehold interests in the Company Leased Clinics, free and clear of all Liens other than Permitted Liens, except for such failures or Liens that, individually or in the aggregate, are not material to the Company. Each of the Company Lease Documents, except the Company Lease Documents entered into in connection with the Company Leased Clinics (the “Company Lease Clinic Documents”), is valid, binding, enforceable, and in full force and effect as against the Company and its subsidiaries, as applicable, and to the knowledge of the Company, as against the other parties thereto. Each of the Company Lease Clinic Documents, is valid, binding, enforceable, and in full force and effect as against the Company and its subsidiaries, as applicable, and to the knowledge of the Company, as against the other parties thereto, except for any failures of any of the Company Lease Documents to be valid, binding enforceable and in full force and effect that, individually or in the aggregate, are not material to the Company. Neither the Company, its subsidiaries nor, to the knowledge of the Company, any of the other parties to the Company Lease Documents, is in material breach or violation or default (in each case, with or without notice or lapse of time or both) under any of the Company Lease Documents which breach, violation or default has not been cured, and the Company and its subsidiaries has not received or given any notice of default under any such agreement which remains uncured. Neither the Company nor any of its subsidiaries has a defence, set-off, basis for withholding rent, claim or counterclaim against any other party to any Company Lease Document that remains outstanding for any failure of performance of any of the terms of a Company Lease Document.

(v)	The Company Owned Real Properties and the Company Leased Properties, as applicable, are adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the current operations of the Company’s and its subsidiaries’ facilities.

(vi)	The Company’s or its applicable subsidiary’s possession and quiet enjoyment of the Company Owned Real Properties and the Company Leased Properties is not subject to any disturbance in any material respect.

(vii)	Except as disclosed in Section 3.1(u)(vii) of the Company Disclosure Letter or pursuant to a Permitted Lien, neither the Company nor any of its subsidiaries is currently leasing, subleasing, licensing or has otherwise granted any Person an ongoing right to use or occupy the Company Owned Real Property or Company Leased Property or any portion of it, or collaterally assigned or granted any other Lien in such Company Owned Real Property or Company Leased Property or any interest in it.

(viii)	Except as disclosed in Section 3.1(u)(viii) of the Company Disclosure Letter, neither the landlord nor any other party to any Company Lease Document is an affiliate of, or to the knowledge of the Company, otherwise has any economic interest in, the Company or its subsidiaries.

(ix)	The Company has not signed any agreement pursuant to which a Company Lease Document becomes subordinate to any existing Lien of any registered mortgage or deed of trust (each a “Mortgage”) encumbering fee or leasehold title to the Company Leased Properties or, in the event such Company Lease Document is so subordinated to a Mortgage, such Company Lease Document has received an agreement from the applicable lender under the applicable Mortgage that such lender will not evict, disturb the possession or terminate the leasehold estate of the Company or its applicable subsidiary under such Company Lease Document if there is a foreclosure of the Mortgage.

(x)	Each Company Owned Real Property and Company Leased Property is in material compliance with all applicable Laws and the Company and its subsidiaries have obtained and currently maintain all applicable Permits reasonably necessary for the use and operation of all Company Owned Real Property or Company Leased Property.

(xi)	Neither the Company nor any of its subsidiaries has received any written notice of any existing plan or study by any Governmental Authority or by any other person that challenges or otherwise adversely affects the continuation of the use or operation of any Company Owned Real Property or Company Leased Property, and to the knowledge of the Company, there is no such plan or study with respect to which it has not received written notice.

(xii)	With respect to the Company Owned Real Properties and the Company Leased Properties, there is no: (i) pending or, to the Company’s knowledge, threatened condemnation, eminent domain or taking proceeding; or (ii) to the Company’s knowledge, private restrictive covenant or governmental use restriction (including zoning) on all or any portion of the Company Owned Real Properties or Company Leased Properties, as applicable, that prohibits or materially interferes with the current use of the Company Owned Real Properties or Company Leased Properties, as applicable.

(xiii)	All water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems and other utility services or systems, as applicable, for the Company Owned Real Property or Company Leased Property have been installed and are operational and sufficient for the operation of the Company’s or its subsidiaries’ business as currently conducted thereon, in all material respects.

(v)	Sufficiency of Assets. The Company and its subsidiaries have valid, good and marketable title to all personal property owned by them, free and clear of all Liens other than Permitted Liens. The assets and property owned, leased or licensed by the Company and its subsidiaries are sufficient, in all material respects, for conducting the business, as currently conducted, of the Company and its subsidiaries.

(w)	Material Contracts.

(i)	Set out in Section 3.1(w)(i) of the Company Disclosure Letter is a list of each Material Contract. The Company Diligence Information includes complete and correct copies of all Material Contracts to which the Company or its subsidiaries is a party and no such Material Contract has been modified, rescinded or terminated.

(ii)	Each Material Contract to which the Company or its subsidiaries is a party is in full force and effect, unamended, and the Company or its subsidiaries is entitled to all rights and benefits thereunder in accordance with the terms thereof. Each of the Material Contracts is a valid and binding obligation of the Company or its subsidiaries and the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iii)	The Company or the applicable subsidiary of the Company has performed in all material respects all respective obligations required to be performed by it to date under the Material Contracts and none of the Company or its subsidiaries, or, to the knowledge of the Company, any of the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Material Contract and neither the Company nor its subsidiaries has received or given any notice of default under any Material Contract which remains uncured, and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Material Contract or the inability of a party to any Material Contract to perform its obligations thereunder.

(iv)	Neither the Company nor any of its subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with any of its subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

(x)	Permits.

(i)	Each of the Company and its subsidiaries has identified, obtained, acquired or entered into, and are in material compliance with all Permits required by applicable Laws necessary to conduct its current businesses as it is currently being conducted. Section 3.1(x)(i) of the Company Disclosure Letter sets out a complete and accurate list of all such Permits as at December 12, 2025 (whether governmental, regulatory or similar type) relating to the Company and its subsidiaries’ business, and there are no other Permits necessary to carry on its business as presently carried on or to own or lease any of the property or the assets utilized by the Company or its subsidiaries. The Company Diligence Information includes true and correct copies of all such Permits.

(ii)	Any and all of the Permits pursuant to which the Company or its subsidiaries operates its business are valid and subsisting permits, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with terms thereof. All such Permits are in good standing and there has been no default under any such Permit, and all fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid. There are no actions, proceedings or investigations, pending or, to the knowledge of the Company, threatened, against the Company or any of its subsidiaries that could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(iii)	Except as disclosed in Section 3.1(x)(iii) of the Company Disclosure Letter, no Permits of the Company or any of its subsidiaries will in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement.

(iv)	To the Company’s knowledge, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or failure to be in compliance with such Permits as are necessary to conduct the business of the Company and its subsidiaries as it is currently being conducted.

(y)	Environmental Matters.

(i)	Since January 1, 2023, the Company and each of its subsidiaries have, in all material respects, carried on its businesses and operations in compliance with all applicable Environmental Laws.

(ii)	Neither the Company nor any of its subsidiaries has received from any person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or potential liability arising under any Environmental Law that is pending as of the date of this Agreement. The Company is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, action or other claim, liability or potential liability.

(iii)	Neither the Company nor any its subsidiaries has received any order, request or written notice from any person or Governmental Authority either alleging a violation of any Environmental Law or requiring that the Company or any of its subsidiaries carry out any work, incur any costs or assume any liabilities, related to Environmental Laws or to any agreements with, or Permits from, any Governmental Authority with respect to or pursuant to Environmental Laws.

(iv)	There are no Hazardous Substances or other conditions that would reasonably be expected to result in material liability of or materially adversely affect the Company or any of its subsidiaries under or related to any Environmental Law on, at, in, under or from any of the Company Owned Real Properties or Company Leased Properties (including the workplace environment) currently or, to the knowledge of the Company, previously owned, leased or operated by the Company or any of its subsidiaries.

(v)	There are no pending claims or, to the knowledge of the Company, threatened claims, against the Company or any of its subsidiaries arising out of any Environmental Laws.

(vi)	The Company Diligence Information includes true and complete copies of all material environmental assessment reports, health and safety audits, and reports of environmental investigations with respect to the Company and its subsidiaries’ operations and the Company Owned Real Properties and Company Leased Properties in the Company’s possession or control.

(vii)	Neither the Company nor any of its subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any Company Owned Real Property or Company Leased Property in such a manner as: (A) would reasonably be expected to impose material liability on the Company or its subsidiaries for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property; or (B) would be reasonably expected to result in imposition of a Lien or the expropriation of any Company Owned Real Property or Company Leased Property or any of the assets of the Company or its subsidiaries.

(z)	Taxes.

(i)	Each of the Company and its subsidiaries has duly and timely filed all Returns required to be filed by it with any Governmental Authority on or before the applicable due date and each such Return was complete and correct in all material respects at the time of filing. Each of the Company and its subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it, other than those which are being or have been contested in good faith pursuant to applicable Laws, and in respect of which, in the reasonable opinion of the Company, adequate reserves or accruals in accordance with IFRS have been provided in the Company Interim Financial Statements. No audit, action, investigation, deficiencies, litigation, proposed adjustments have been asserted or, to the knowledge of the Company, threatened with respect to Taxes of the Company or any of its subsidiaries, and neither the Company nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened. No Return of the Company or any of its subsidiaries is under investigation, review, audit or examination by any taxing authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any taxing authority has been received by the Company or any of its subsidiaries with respect to any Taxes. No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or any of its subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings and in respect of which adequate reserves or accruals in accordance with IFRS have been provided in the Company Interim Financial Statements. There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of the Company or any of its subsidiaries for any period ending after the Effective Date.

(ii)	All Taxes that the Company or its subsidiaries has been required to withhold have been duly withheld and have been duly and timely paid to the proper Governmental Authority. Each of the Company and its subsidiaries has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws. Each of the Company and its subsidiaries has, to the extent required under applicable Laws, duly paid or charged, collected and remitted on a timely basis all Taxes on any packaging, sale, supply, delivery whatsoever, or on account of any use or transfer Taxes, made by them, including, without limitation, goods and services, harmonized sales, provincial and territorial sales taxes, state and local taxes, and cannabis duties, required by Law to be paid or collected and remitted by it. Each of the Company and its subsidiaries has properly requested, received and retained all necessary resale certificates, exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or similar transactions as to which it would otherwise have been obligated to collect or withhold Taxes. Each of the Company and its subsidiaries has complied with all related packaging, stamping, information reporting, withholding and record retention requirements.

(iii)	There are no rulings or closing agreements relating to the Company or any of its subsidiaries which may affect the Company’s or any of its subsidiaries’ liability for Taxes for any taxable period commencing on or after the Effective Date.

(iv)	For all transactions between the Company or its subsidiaries and any person with whom the Company or its subsidiaries was not dealing at arm’s length for purposes of the Tax Act, the Company or its subsidiaries has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(v)	No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Company or any of its subsidiaries being subject to the application of Section 159 or Section 160 of the Tax Act.

(vi)	None of Sections 78 or 80 to 80.04 of the Tax Act have applied to the Company or any of its subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act to the Company or any of its subsidiaries.

(vii)	There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to the Company or to any of its subsidiaries. None of the Company or any of its subsidiaries is obligated to make any payments or is a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act. None of the Company or any of its subsidiaries has ever had an obligation to file an information return pursuant to (i) sections 237.3, 237.4 or 237.5 of the Tax Act, or (ii) sections 1079.8.5 or 1079.8.6 of the Taxation Act (Quebec).

(viii)	The Company and each of its subsidiaries has been resident in its jurisdiction of incorporation for Tax purposes and has not, at any time, been treated as a resident of or as having a permanent establishment or other fixed place of business in any other jurisdiction.

(ix)	Neither the Company nor any of its subsidiaries is a beneficiary of any Tax incentive, Tax rebate, Tax holiday or similar arrangement or agreement with any Governmental Authority.

(x)	The Company and each of its subsidiaries have not been subject to any Taxes in the U.S. and have not been required to file any Returns in the U.S.

(aa)	Employment Matters.

(i)	Section 3.1(aa)(i) of the Company Disclosure Letter sets out a true and complete list, in all material respects, of all employees of the Company and any subsidiary as at December 12, 2025, whether actively at work or not, including their respective location, hire date and cumulative length of service, term of contract (if fixed), position, compensation (including but not limited to salary, bonus and commissions), grants received under any short term and long term incentive plans, benefits, vacation entitlement in days, current status (full time or part-time, active or non-active (and if non-active, the reason for leave)) and whether they are unionized or subject to a written employment Contract as well as a list of all former employees of the Company to whom the Company or any of its subsidiaries has or may have any outstanding obligations, indicating the nature and the value of such obligations. Except as disclosed in Section 3.1(aa)(i) of the Company Disclosure Letter, no employee of the Company or its subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment, other than payments required by Law in connection with the termination of employment of an employee without an agreement as to notice or severance. The Company Diligence Information contains true and complete copies of all written Contracts in relation to the employees listed in Section 3.1(aa)(i) of the Company Disclosure Letter who have a base salary in excess of $150,000 per annum.

(ii)	Section 3.1(aa)(ii) of the Company Disclosure Letter contains a correct and complete list, in all material respects, of each independent contractor engaged by the Company or any subsidiary as at December 12, 2025 including their consulting fees, any other forms of compensation or benefits to which they are entitled and whether they are subject to a written Contract. Current and complete copies of all such independent contractor Contracts that provides for base fees in excess of $150,000 per annum have been provided to the Purchaser.

(iii)	Except as set out in Section 3.1(aa)(iii) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is a party to or bound or governed by, or subject to:

(A)	any employment, consulting, retention or change of control agreement with, or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to, any officer, employee or consultant of the Company or any of its subsidiaries in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement).

(B)	any collective bargaining or union agreement, or any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights in respect of the Company or any of its subsidiaries;

(C)	any labour dispute, strike, lock-out, work slowdown or stoppage relating to or involving any employees of the Company or any of its subsidiaries and no such event has occurred within the last year; or

(D)	any actual or, to the knowledge of the Company, threatened material claim against the Company or any of its subsidiaries arising out of or in connection with employment or consulting relationship or the termination thereof.

Complete and correct copies of the agreements, arrangements and understandings referred to in paragraphs (A) and (B) of this Section 3.1(aa)(iii) are included in the Company Diligence Information.

(iv)	The Company and its subsidiaries do not engage in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries.

(v)	The Company and each of its subsidiaries is and has been since January 1, 2023 in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, human rights, accessibility, pay equity, French language, and wages and hours, including any such laws regarding employment documentation, minimum wages and hours, vacation time and pay, public holiday pay, overtime pay and statutory leaves of absence.

(vi)	No claim, complaint, charge or investigation for unpaid wages, bonuses, commissions, employment withholding taxes, penalties, overtime, vacation pay, public holiday pay or other compensation, benefits or record keeping violations involving any employee has been issued and is outstanding or is pending or is threatened by any employee of the Company or any of its subsidiaries under applicable employment standards legislation, the Tax Act or any other federal, state, provincial, local or foreign Law.

(vii)	No discrimination claim, complaint, charge or investigation has been filed and is outstanding or is pending or is threatened against the Company or any of its subsidiaries under applicable Human Rights legislation, Accessibility legislation, Pay Equity legislation or any other federal, state, provincial, local or foreign Law.

(viii)	Other than as set forth in Section 3.1(aa)(viii), no wrongful dismissal, constructive dismissal, mass termination or other claim, complaint, charge or investigation that arises out of the employment relationship between the Company or any of its subsidiaries and their respective employees has been issued by any employee and remains outstanding or is pending or, to the knowledge of the Company or its subsidiaries, is threatened under any applicable Law.

(ix)	All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, paid sick days under applicable Laws, and benefits under the Employee Plans, except where such Employee Plans are third party plans for which the Company has no responsibility, have either been paid or have been properly accrued and disclosed as of December 12, 2025, in Section 3.1(aa)(ix) of the Company Disclosure Letter.

(x)	There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation, and the Company and its subsidiaries have not been reassessed in any material respect under such legislation during the past three years and no audit of the Company or its subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. To the knowledge of the Company, there are no pending claims or potential claims which may materially adversely affect the Company’s accident cost experience in respect of the business.

(xi)	The Company has promptly, thoroughly and impartially investigated all workplace harassment (including sexual harassment) and workplace violence allegations and claims of which the Company and its subsidiaries is aware relating to employees and former employees of the Company and its subsidiaries. With respect to each such allegation or claim with potential merit, the Company has taken prompt corrective action that is reasonably calculated to prevent further workplace harassment (including sexual harassment) and workplace violence. The Company and its subsidiaries do not reasonably expect any material liability with respect to any such allegations.

(xii)	With respect to its Quebec operations, the Company and its subsidiaries are in compliance in all material respects with the Charter of the French Language, including obligations relating to employment documentation, internal communications, policies, training, commercial documentation, and, where applicable, francization program requirements, and has received no notice of non-compliance from the OQLF.

(xiii)	Except as disclosed in Section 3.1(aa)(xiii) of the Company Disclosure Letter, as at December 12, 2025, no employee is employed pursuant to a work permit issued by IRCC.

(bb)	Employment, Severance and Change of Control Agreements. The Company Diligence Information contains correct and complete copies of all employment, consulting, change of control and severance agreements to which the Company is a party providing for severance payments in excess of the amount that would result by Law in connection with termination of employment of an employee without an agreement as to notice or severance.

(cc)	Modern Slavery.

(i)	The Company and its subsidiaries are in compliance, in all material respects, with the requirements of applicable Modern Slavery Laws.

(ii)	Neither the Company, nor any of its subsidiaries, nor any of their respective directors, officers or employees nor, to the knowledge of the Company, any agents or persons acting on any of their behalf has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it by any Government Authority with respect to applicable Modern Slavery Laws.

(iii)	The Company and its subsidiaries have the policies and procedures disclosed in the Company Diligence Information with respect to applicable Modern Slavery Laws, and is in compliance with such policies.

(dd)	Health and Safety.

(i)	Since January 1, 2023, each of the Company and its subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Company, threatened proceedings before any Governmental Authority with respect to any such matters.

(ii)	Neither the Company nor any of its subsidiaries has received any demand or notice with respect to a material breach of any applicable health and safety Laws, the effect of which would be reasonably expected to materially affect the operations of the Company or any of its subsidiaries.

(iii)	There are no outstanding material assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any of its subsidiaries has been reassessed in any respect under such legislation since January 1, 2023 and, to the knowledge of the Company, no audit of the Company nor any of its subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no material claims, investigations or inquiries pending against the Company or any of its subsidiaries (or naming the Company or any of its subsidiaries as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of the operations relating to the Company Owned Real Property or the Company Leased Properties.

(iv)	All assessments, contributions and other amounts owing and payable to any applicable workplace safety, workers’ compensation or similar regulatory authority have been paid.

(ee)	Acceleration of Benefits. Except as set out in Section 3.1(ee) of the Company Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, become entitled to (i) any retirement, retention, severance, unemployment compensation, bonus, golden parachute or other similar payment from the Company or any of its subsidiaries, (ii) the acceleration of the vesting or the time to exercise of any Company Option, Company DSU or Company RSU or employee or director awards of the Company or any of its subsidiaries, (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or any of its subsidiaries, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any of its subsidiaries.

(ff)	Pension and Employee Benefits.

(i)	Since January 1, 2023, each of the Company and its subsidiaries has complied in all material respects with all the terms of, and all applicable Law in respect of, employee compensation and benefit obligations of the Company and its subsidiaries. Other than the Company Option Plan and the Company Incentive Plan and all Employee Plans set out in Section 3.1(ff)(i) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries has any pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company. The Company is in compliance with the terms of the Company Option Plan and the Company Incentive Plan and all applicable Laws related thereto.

(ii)	The Company has provided as part of Company Diligence Information true, correct and complete copies of all the Employee Plans as amended as of the date hereof, together with all related funding and investment management agreements, summary plan descriptions, the most recent actuarial reports (including, for greater certainty, actuarial valuations in respect of any multi-employer pension plan), financial statements, asset statements, and all material opinions and memoranda (whether externally or internally prepared) and material correspondence with all regulatory authorities or other relevant persons.

(iii)	Since January 1, 2023, each of the Company and its subsidiaries has complied in all material respects with all the terms of, and all applicable Laws in respect of, the Employee Plans. All contributions, and premiums owing under the Employee Plans have been paid when due in accordance with the terms of the Employees Plans and applicable Laws. The Company and/or its subsidiaries, as the case may be, have paid in full all contributions for the period up to the date hereof.

(iv)	Except as set forth in Section 3.1(ff)(iv) of the Company Disclosure Letter, no Employee Plan is a “registered pension plan” as such term is defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any employee of the Company or its subsidiaries.

(gg)	Employee Matters. Any individual who performs services for the Company’s or any of its subsidiaries’ business and who is not treated as an employee is not an employee under applicable Law or for any purpose including, without limitation, for Tax withholding purposes or benefit plan purposes. Neither the Company nor any of its subsidiaries has any material liability by reason of an individual who performs or performed services for the Company’s or any of its subsidiaries’ business in any capacity being improperly excluded from participating in a benefit plan.

(hh)	Employment Withholdings. The Company has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by Law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority.

(ii)	Intellectual Property.

(i)	Except as set forth in Section 3.1(ii)(i) of the Company Disclosure Letter, the Company and its subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in material breach of such licenses), and have the right to use all Intellectual Property that is material to the conduct of the business, as currently conducted, of the Company and its subsidiaries (collectively, the “Company Intellectual Property Rights”). All such Company Intellectual Property Rights are sufficient, in all material respects, for conducting the business, as currently conducted, of the Company and its subsidiaries, and all such Company Intellectual Property Rights are valid and enforceable, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally. To the knowledge of the Company, the operation of the businesses of the Company and its subsidiaries, including the manufacture, marketing, use, and sale of the products and services of the Company and its subsidiaries, and the use and exploitation of the Company Intellectual Property Rights do not infringe upon, misappropriate, or otherwise violate the Intellectual Property rights of any third party. To the knowledge of the Company, no third party is infringing upon, misappropriating, or otherwise violating the Company Intellectual Property Rights.

(ii)	Section 3.1(ii)(ii) of the Company Disclosure Letter sets forth an accurate and complete list of all registered or applied for trademarks, trade names, service marks, domain names, patents, industrial designs and design rights, plant breeder’s rights, integrated circuit topographies, and copyrights owned or purported to be owned by the Company and its subsidiaries.

(iii)	The Company and its subsidiaries have taken reasonable steps to maintain their rights to the Company Intellectual Property and to protect and preserve the confidentiality of, and their exclusive right to use, all of their trade secrets and confidential information and know-how, and, to the knowledge of the Company, no such trade secrets, information, or know-how have been improperly used or accessed by, or disclosed (other than under obligations of confidentiality) to any other person.

(iv)	Section 3.1(ii)(iv) of the Company Disclosure Letter sets forth an accurate and complete list of all material Intellectual Property licensed by the Company and its subsidiaries (excluding “click-through” or “shrink-wrap” licenses of generally commercially available software entered into in the ordinary course of business).

(jj)	Insurance. The Company has in place reasonable and prudent insurance policies for the Company and its subsidiaries, appropriate for their size, nature and stage of development. All insurance policies of the Company and its subsidiaries are disclosed in Section 3.1(jj) of the Company Disclosure Letter and are in full force and effect and the Company Diligence Information includes complete and correct copies of such insurance policies. All premiums due and payable under all such policies have been paid and the Company and its subsidiaries is otherwise in compliance in all material respects with the terms of such policies. Neither the Company nor any of its subsidiaries has received any notice of cancellation or termination with respect to any such policy. There has been no denial of material claims nor material claims disputed by the insurers of such policies. All material proceedings covered by any insurance policy of the Company or any of its subsidiaries have been properly reported to and accepted by the applicable insurer.

(kk)	Books and Records. The corporate records and minute books of the Company and each of its subsidiaries are maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Company and each of its subsidiaries in all material respects have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(ll)	Non-Arm’s Length Transactions. Except for agreements as set out in Section 3.1(ll) of the Company Disclosure Letter or disclosed in the Company Public Disclosure Record, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or any of its subsidiaries, on the one hand, and any (i) officer or director of the Company or its subsidiaries, (ii) holder of record or, to the knowledge of the Company, beneficial owner of 5% or more of the outstanding Company Shares, or (iii) affiliate or associate or any such officer, director or Company Shareholder, on the other hand.

(mm)	Financial Advisors or Brokers. Other than as included in the Company Diligence Information, the Company has not incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company, other than with respect to the Company Financial Advisor and the Company Fairness Opinion. The Company has provided to the Purchaser correct and complete copies of the agreement, as amended, under which the Company Financial Advisor has agreed to provide services to the Company.

(nn)	Company Fairness Opinion. The Special Committee and the Company Board has received the Company Fairness Opinion in oral form, which opinion has not been modified, amended, qualified or withdrawn. A true and complete copy of the written Company Fairness Opinion will be provided by the Company to the Purchaser promptly following delivery of the same to the Special Committee and the Company Board. The Company has been authorized by the Company Financial Advisor to permit inclusion of the Company Fairness Opinion and references thereto and summaries thereof in the Circular.

(oo)	Special Committee and Company Board Approval. The Special Committee, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that this Agreement and the Arrangement are fair to the Company Shareholders and are in the best interests of the Company and unanimously determined to recommend approval of this Agreement and the Arrangement to the Company Board and that the Company Board recommend that the Company Shareholders vote in favour of the Arrangement Resolution. The Company Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that this Agreement and the Arrangement are fair to the Company Shareholders and are in the best interests of the Company, have unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and have unanimously resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution. No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Special Committee or Company Board.

(pp)	Company Diligence Information. All Company Diligence Information provided is true and correct in all material respects and does not contain any material omissions as at its respective date as stated therein, or, if any Company Diligence Information is undated, as of the date of its delivery to the data room for purposes of the transactions contemplated by this Agreement. The Company acknowledges that the Purchaser is relying on the Company Diligence Information provided by the Company to them in entering into this Agreement.

(qq)	Arrangements with Securityholders. To the knowledge of the Company, other than the Lock-Up Agreements, Support Agreements and this Agreement, the Company does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Purchaser or any of its securities, businesses or operations, with any shareholder of the Purchaser, any interested party of the Purchaser or any related party of any interested party of the Purchaser, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(rr)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries that has or could reasonably be expected to have the effect of materially prohibiting, restricting or impairing any business practice of the Company or any of its subsidiaries or affiliates, any acquisition of property by the Company or any of its subsidiaries or affiliates, or the conduct of business by the Company or any of its subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(ss)	Indemnification Agreements. The Company Diligence Information contains correct and complete copies of all indemnity agreements and any similar agreements to which the Company is a party that contain rights to indemnification in favour of the current officers and directors of the Company.

(tt)	Ownership of Purchaser Shares or other Securities. Neither the Company nor any of its affiliates own any Purchaser Shares or any other securities of the Purchaser.

3.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Corporate Capacity. The Purchaser has been duly incorporated and validly exists and is in good standing under the CBCA and has the requisite corporate and legal power and capacity to own its properties and assets as now owned and to carry on its business as it is now being carried on. The Purchaser is duly qualified to carry on business and is in good standing in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary.

(b)	Authority Relative to this Agreement. The Purchaser has the requisite corporate power, authority and capacity to enter into and perform its obligations under this Agreement and to complete the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the directors of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement, the performance by the Purchaser of its obligations hereunder or the completion by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c)	Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Purchaser for the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the Arrangement, other than:

(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)	the Final Order, and any filings required in order to obtain the Final Order;

(iii)	such filings (including a Current Report on Form 8-K to be filed with the SEC in connection with this Agreement and the transaction contemplated thereby) and approvals required for the issuance of the Consideration Shares and the MC Shareholder Consideration as a result of the Arrangement required under applicable Securities Laws, U.S. Securities Laws and the rules and policies of the TSX and Nasdaq;

(iv)	Canadian Competition Approval; and

(v)	any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(d)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.2(c), the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion of the transactions contemplated hereby do not and will not result in a contravention, conflict, violation, breach or default under its constating documents or any Law applicable to it, except as would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(e)	Capitalization. The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares and an unlimited number of Purchaser Exchangeable Shares. As at December 12, 2025, there were (A) 342,201,418 Purchaser Shares issued and outstanding, (B) 26,261,474 Purchaser Exchangeable Shares issued and outstanding , (C) options providing for the issuance of 3,130,850 Purchaser Shares upon the exercise thereof; (D) restricted share units providing for the issuance of 3,503,153 Purchaser Shares upon the vesting thereof; (E) nil performance share units; (F) warrants providing for the issuance of 15,483,580 Purchaser Shares upon the exercise thereof; and (G) convertible debentures that may result in the issuance of up to 6,700,860 Purchaser Shares upon the conversion thereof.

(f)	Consideration Shares. The Consideration Shares and the MC Shareholder Consideration will, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully-paid and non-assessable Purchaser Shares.

(g)	Shareholder and Similar Agreements. The Purchaser is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Purchaser.

(h)	Reporting Issuer Status and Securities Laws Matters. The Purchaser is a “reporting issuer” within the meaning of applicable Securities Laws in in each of provinces and territories of Canada, and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Purchaser, and the Purchaser is not in default of any material provision of applicable Securities Laws, U.S. Securities Laws or the rules and regulations of the TSX or Nasdaq. Trading in the Purchaser Shares on the TSX and Nasdaq is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened. To the knowledge of the Purchaser, no inquiry, review or investigation (formal or informal) of the Purchaser by any securities commission or similar regulatory authority under applicable Securities Laws, U.S. Securities Laws or the TSX or Nasdaq is in effect or ongoing or expected to be implemented or undertaken. The documents and information comprising the Purchaser Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws, U.S. Securities Laws and, where applicable, the rules and policies of the TSX and Nasdaq and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser has publicly disclosed in the Purchaser Public Disclosure Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. The Purchaser is up-to-date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by the Purchaser under applicable Securities Laws, U.S. Securities Laws and the rules and policies of the TSX and Nasdaq. The Purchaser has not filed any confidential material change report that at the date hereof remains confidential. There are no outstanding or unresolved comments in comment letters from any securities commission or similar regulatory authority with respect to any of the Purchaser Public Disclosure Record and to the knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Public Disclosure Record is subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSX or Nasdaq.

(i)	Purchaser Financial Statements.

(i)	The Purchaser Financial Statements have been, and all financial statements of the Purchaser which are publicly disseminated by the Purchaser in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with U.S. GAAP applied on a basis consistent with those of previous periods and in accordance with applicable Laws. The Purchaser Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Purchaser and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Purchaser for the periods covered thereby. The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the Purchaser Financial Statements.

(ii)	Neither the Purchaser nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, any off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract (including any Contract relating to any transaction or relationship between or among the Purchaser or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such transaction, arrangement, obligation, relationship or contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Purchaser or any of its subsidiaries, in the published financial statements of the Purchaser or the Purchaser Public Disclosure Record.

(j)	Undisclosed Liabilities. Except: (i) as disclosed in the Purchaser Financial Statements; and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2025, neither the Purchaser nor any of its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(k)	Absence of Certain Changes. Since March 31, 2025, except as disclosed in the Purchaser Public Disclosure Record:

(i)	the Purchaser and its subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except for the Arrangement contemplated hereby; and

(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to require the filing of a material change report under applicable Securities Laws or have a Purchaser Material Adverse Effect.

(l)	Compliance with Laws.

(i)	The business of the Purchaser and its subsidiaries has been and is currently being conducted in compliance in all material respects with applicable Laws and the Purchaser and its subsidiaries have not received any notice of any alleged material violation of any such Laws other than violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect. Without limiting the generality of the foregoing, all issued and outstanding Purchaser Shares have been issued in material compliance with all applicable Securities Laws and U.S. Securities Laws.

(ii)	None of the Purchaser, any of its subsidiaries nor, to the knowledge of the Purchaser, any of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable anti-corruption, anti-bribery, export control, and economic sanctions Laws, including without limitation the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act, (B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Purchaser or any of its subsidiaries has assets or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iii)	The operations of the Purchaser and its subsidiaries are and have been conducted at all times in compliance with Money Laundering Laws and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving the Purchaser or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

(iv)	None of the Purchaser, any of its subsidiaries nor, to the knowledge of the Purchaser, any of their respective directors, officers, supervisors, managers, employees, or agents has had any Sanctions imposed upon any such person, and the Purchaser and its subsidiaries are not in violation of any of the Sanctions or law or executive order relating thereto, or are conducting business with any person subject to any Sanctions.

(m)	Certain Securities Law Matters. The Consideration Shares and the MC Shareholder Consideration to be issued in connection with the transactions contemplated herein will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained in Section 2.6(3) of National Instrument 45-102 – Resale of Securities, will be freely tradable within Canada by the holders thereof (subject to the 18-month transfer restrictions in the case of the MC Shareholder Consideration). In addition, assuming the compliance by the parties with the terms of this Agreement and the granting of the Final Order by the Court, (i) the Consideration Shares to be issued in exchange for the Company Shares in connection with the transactions contemplated herein and (ii) the MC Shareholder Consideration to be issued in exchange for the MC Release, will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, and the Consideration Shares and the MC Shareholder Consideration to be distributed pursuant to the Plan of Arrangement will not be subject to resale restrictions under the U.S. Securities Act, except by persons who are “affiliates” (as defined in Rule 144 of the U.S. Securities Act) of the Purchaser, on or after the Effective Date, or were “affiliates” of the Purchaser within 90 days prior to the Effective Date.

(n)	Purchaser Board Approval. The Purchaser Board, at a meeting duly called and held, upon consultation with legal advisors, has unanimously authorized and approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement. No action has been taken to amend or supersede such authorizations of the Purchaser Board.

(o)	U.S. Securities Matters.

(i)	The Purchaser is not registered, and is not required to be registered, as an “investment company” pursuant to the U.S. Investment Company Act.

(ii)	The Consideration Shares and the MC Shareholder Consideration are a class of securities registered pursuant to Section 12 of the U.S. Exchange Act and the Purchaser is in compliance in all material respects with its reporting and other obligations under the U.S. Exchange Act.

(p)	Not Non-Canadian. The Purchaser is not a non-Canadian within the meaning of the Investment Canada Act.

(q)	Sufficient Funds. The Purchaser has sufficient funds available to pay, prior to the Effective Time, all payments required pursuant to this Agreement, including the Plan of Arrangement, the Company Employee Costs and the outstanding amounts owing under the Company Credit Agreement and the Company Related Party Loans.

3.3	Survival of Representations and Warranties

No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties. The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

Article 4
COVENANTS

4.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the Purchaser’s consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, (ii) as expressly permitted or specifically contemplated by this Agreement, (iii) as set out in the Company Disclosure Letter, or (iv) as is otherwise required by applicable Law:

(a)	except as set out in Schedule 4.1(a) in the Company Disclosure Letter, the businesses of the Company and its subsidiaries will be conducted only in a proper and prudent manner and in accordance with good industry practice and applicable Laws, the Company and its subsidiaries will comply with the terms of all Material Contracts and the Company and its subsidiaries will use Commercially Reasonable Efforts to maintain and preserve intact its business organizations, assets, properties, rights, Permits, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group;

(b)	the Company will:

(i)	cooperate and consult through meetings with the Purchaser, as the Purchaser may reasonably request, to allow the Purchaser to review and provide input with respect to the direction of activities of the Company and its subsidiaries; and

(ii)	within 15 days following the end of each calendar month prior to the Effective Date, provide the Purchaser with a current cash balance and a report setting forth a schedule of monthly disbursements made by the Company in excess of $150,000;

(c)	without limiting the generality of Section 4.1(a) above, the Company will not, directly or indirectly:

(i)	alter or amend the articles, by-laws or other constating documents of the Company or any of its subsidiaries;

(ii)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of the Company or any subsidiaries (other than dividends, distributions, payments or return of capital made to the Company by any subsidiary);

(iii)	split, divide, consolidate, combine or reclassify the Company Shares or any other securities of the Company or its subsidiaries;

(iv)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Company Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or any shares of its subsidiaries (including, for greater certainty, Company Options, Company DSUs, Company RSUs, Company Warrants, Company Compensation Options, Company Unit Warrants or any other equity based awards), other than pursuant to the exercise or vesting, as applicable, of Company Options, Company DSUs, Company RSUs, Company Warrants, Company Compensation Options and Company Unit Warrants that are outstanding or issuable as of the date of this Agreement in accordance with their terms (as such terms are disclosed in the Company Public Disclosure Record) any Anti-Dilution Shares issuable in accordance with the terms of the Share Exchange Agreement, and Company Shares issuable upon conversion of the Company 2017 Debenture;

(v)	redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Company Shares or other securities or securities convertible into or exchangeable or exercisable for Company Shares or any such other securities or any shares or other securities of its subsidiaries;

(vi)	amend the terms of any securities of the Company or its subsidiaries;

(vii)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of the Company or its subsidiaries;

(viii)	reorganize, amalgamate or merge the Company with any other person and will not cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(ix)	reduce the stated capital of the shares of the Company or any of its subsidiaries;

(x)	create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint venture or similar agreement, arrangement or relationship;

(xi)	make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Company Public Disclosure Record, as required by applicable Laws or under IFRS; or

(xii)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(d)	the Company will promptly notify the Purchaser orally and then promptly notify the Purchaser in writing of (i) any “material change” (as defined in the Securities Act) in relation to the Company or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) any breach of this Agreement by the Company, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied;

(e)	the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)	sell, pledge, lease, licence, dispose of, mortgage or encumber or otherwise transfer any assets or properties of the Company or its subsidiaries including without limitation with respect to the Company Owned Real Property or the Company Leased Properties;

(ii)	acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction of a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(iii)	incur any capital expenditures, enter into any agreement obligating the Company or its subsidiaries to provide for future capital expenditures, in the aggregate, in excess of $250,000;

(iv)	incur any indebtedness, including any additional drawdowns under the Company Credit Agreement except for drawdowns under the uncommitted demand revolving facility (or RT Facility) under the Company Credit Agreement that do not exceed, at any time, more than $700,000 in addition to the amount of borrowings outstanding under the Company Credit Agreement as at the date hereof, or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(v)	pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Company Interim Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(vi)	engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Company Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement;

(vii)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with the Company’s financial risk management policy; or

(viii)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f)	the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;

(ii)	except in connection with matters otherwise permitted under this Section 4.1, enter into any Contract that, if entered into prior to the date hereof, would be a Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(iii)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property;

(g)	neither the Company nor its subsidiaries will, except in the ordinary course of business or pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(i)	grant to any officer, director, employee or consultant of the Company or its subsidiaries an increase in compensation in any form;

(ii)	grant any general salary or fee increase, pay any bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of the Company or its subsidiaries;

(iii)	take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay (or amend any existing arrangement relating to the foregoing);

(iv)	enter into or modify any employment or consulting agreement with any employee or consultant that provide for base salary or fees in excess of $100,000;

(v)	terminate the employment or consulting arrangement of any senior management employees (including the Company Senior Management), except for cause;

(vi)	increase any benefits payable under its current severance or termination pay policies;

(vii)	increase the coverage, contributions, funding requirements or benefits available under any Employee Plan or create any new plan which would be considered to be an Employee Plan once created

(viii)	make any material determination under any Employee Plan;

(ix)	amend the Company Incentive Plan or the Company Option, adopt or make any contribution to or any award under any new performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of the Company or its subsidiaries;

(x)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance criteria under the Company Incentive Plan or the Company Option Plan, except in accordance with their respective terms as contemplated in the Plan of Arrangement; or

(xi)	establish, adopt, enter into, amend or terminate any collective bargaining agreement;

(h)	neither the Company nor its subsidiaries will make any loan to any officer, director, employee or consultant of the Company or its subsidiaries;

(i)	the Company will use its Commercially Reasonable Efforts to cause the current insurance (or re-insurance) policies maintained by the Company, including directors’ and officers’ insurance, not to be cancelled terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.9(b), the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(j)	the Company will use Commercially Reasonable Efforts to retain the services of its and its subsidiaries’ existing employees and consultants (including the Company Senior Management) until the Effective Time, and will promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants, including the Key Employees;

(k)	except in the ordinary course of business, neither the Company nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its material Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(l)	the Company and each of its subsidiaries will (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws and in respect of which adequate reserves or accruals in accordance with IFRS have been provided in the Company Interim Financial Statements;

(m)	the Company will not (i) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (ii) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Interim Financial Statements) (iii) enter into any tax sharing, tax allocation or tax indemnification agreement, (iv) make a request for a tax ruling to any Governmental Authority, or (v) agree to any extension or waiver of the limitation period relating to any Tax claim or assessment or reassessment;

(n)	the Company will not, and will not cause or permit its subsidiaries to, settle or compromise any action, claim or other material Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”) (except where the action, claim or other Proceeding is insured and the Company’s contribution does not exceed its deductible) or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(o)	the Company will not, and will not cause or permit its subsidiaries to, commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, to enforce other obligations of the Purchaser or as a result of litigation commenced against the Company);

(p)	the Company will not, and will not cause or permit its subsidiaries to, enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted, (C) any limit or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to solicit customers or employees, or (D) containing any provision restricting or triggered by the transactions contemplated herein; or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(q)	the Company will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(r)	as is applicable, the Company will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

4.2	Access to Information

Subject to compliance with applicable Laws and the terms of any existing Contracts, each party will afford to the other and its Representatives until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Company Diligence Information or Purchaser Diligence Information, as applicable, and reasonable access during normal business hours and upon reasonable notice, to their subsidiaries’ businesses, properties, books and records and such other data and information as such party may reasonably request, as well as to its management personnel, subject however to such access not interfering with the ordinary conduct of the businesses of the disclosing party and its subsidiaries. Subject to compliance with applicable Laws and such requests not materially interfering with the ordinary conduct of the business of the Company and its subsidiaries, the Company will also make available to the Purchaser and its Representatives information reasonably requested by the Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Company and the Purchaser and its affiliates following completion of the Arrangement. Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser and the Company acknowledge that all information provided under this Section 4.2, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect. Investigations made by or on behalf of the Purchaser or the Company, whether under this Section 4.2 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company or the Purchaser, respectively, in this Agreement.

4.3	Covenants of the Company Regarding the Arrangement

(a)           Subject to the terms and conditions of this Agreement, the Company shall and shall cause its subsidiaries to perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use Commercially Reasonable Efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(i)	promptly, and in any event within five Business Days following the date of this Agreement, provide to the Purchaser (if such agreement remains in effect and if providing a copy of such agreement is not expressly prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by the Company and any third party prior to the date hereof pursuant to which confidential information of the Company has been provided;

(ii)	subject to the Purchaser’s prior review and approval as contemplated by Section 2.2(a), publicly announcing the execution of this Agreement, the support of the Company Board of the Arrangement (including the voting intentions of each director and officer of the Company referred to in Section 3.1(nn)) and the Company Board Recommendation;

(iii)	using its Commercially Reasonable Efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company and its subsidiaries from other parties to any Material Contracts in order to complete the Arrangement;

(iv)	take all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares in exchange for the Company Shares, the issuance of the MC Shareholder Consideration in exchange for the MC Release and the issuance of the Replacement Options in exchange for Company Out-Of-The-Money Options, the Replacement Warrants in exchange for Company Out-Of-The-Money Warrants and the Replacement Compensation Options in exchange for Company Compensation Options; and

(v)	upon reasonable consultation with the Purchaser, opposing, or seeking to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defending all lawsuits or other legal, regulatory or other Proceedings against the Company challenging or affecting this Agreement or the completion of the Arrangement.

(b)           In the event that the Purchaser concludes that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) whereby the Purchaser and/or its affiliates would effectively acquire all of the Company Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having economic consequences to the Company and the Company Shareholders which are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), the Company agrees to support the completion of such Alternative Transaction in the same manner as the Arrangement and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to time periods regarding the Arrangement, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

4.4	Covenants of the Company Regarding Financial Statements

(a)	On the day the Parties execute this Agreement, the Company shall cause its auditor to provide the Purchaser with a consent (the “Consent”) in customary form with respect to (a) referencing the auditor as an “expert” and (b) the inclusion of the auditor’s report with respect to the Company Annual Financial Statements prepared in accordance with IFRS in the Purchaser’s Post-Effective Amendment No. 2 to the Purchaser’s registration statement on Form S-3 (File No. 333-279949) filed under the U.S. Securities Act with the SEC on May 30, 2025 (the “Registration Statement”). The Company acknowledges and agrees that the Company Financial Statements and the Consent shall be included in a Current Report on Form 8-K filed by Purchaser under the U.S. Exchange Act and incorporated by reference into the Registration Statement.

(b)	The Company shall use Commercially Reasonable Efforts to as soon as reasonably practicable prepare its unaudited condensed interim consolidated financial statements of the Company prepared in accordance with IFRS and reviewed in accordance with the relevant standards set out in the Chartered Professional Accountants of Canada Handbook as at and for the three and nine months ended December 31, 2025, such that Purchaser may also file such financial statements pursuant to applicable Securities Laws and U.S. Securities Laws prior to and/or following the Effective Date and include such financial statements in the Registration Statement through incorporation by reference.

4.5	Covenants of the Purchaser Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, the Purchaser will perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use Commercially Reasonable Efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including:

(a)	cooperating with the Company in connection with, and using its Commercially Reasonable Efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.3(a)(iii), provided, however, that, except as stated otherwise in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(b)	using its Commercially Reasonable Efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(c)	upon reasonable consultation with the Company, opposing, or seeking to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defending all lawsuits or other legal, regulatory or other Proceedings against or relating to the Purchaser challenging or affecting this Agreement or the completion of the Arrangement;

(d)	forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated herein and the Plan of Arrangement;

(e)	apply for and use Commercially Reasonable Efforts to obtain conditional approval of the listing and posting for trading on the TSX of the Consideration Shares and the MC Shareholder Consideration, subject only to the satisfaction by the Purchaser of customary listing conditions of the TSX; and

(f)	filing or causing to be filed with the Nasdaq all necessary documents and taking or causing to be taken all necessary steps to ensure that the Purchaser has obtained all necessary approvals for the Consideration Shares and the MC Shareholder Consideration to be listed on the Nasdaq.

4.6	Mutual Covenants

Other than in connection with obtaining the Regulatory Approvals (which, for greater certainty, shall be governed by the provisions of Section 4.7), each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it will use Commercially Reasonable Efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 hereof to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Parties in connection therewith, including using its Commercially Reasonable Efforts to (i) effect or cause to be effected all necessary registrations, filings and submissions of information triggered by or required to be effected by it in connection with the Arrangement, (ii) oppose, lift or rescind any injunction or restraining order against it or other order, decree, ruling or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iii) otherwise cooperate with the other Parties in connection with the performance by it of its obligations hereunder;

(b)	it will use Commercially Reasonable Efforts not to take or cause to be taken any action, or refrain from taking any commercially reasonable action, which is inconsistent with this Agreement or which would reasonably be expected to materially delay or otherwise impede the completion of the Arrangement;

(c)	promptly notify the other Party of:

(i)	any communication from any party to a Material Contract that intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with any of its subsidiaries with respect to such Material Contract;

(ii)	any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its Representatives);

(iii)	any material communication from any Governmental Authority in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives); and

(iv)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement; and

(d)	it will use Commercially Reasonable Efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Arrangement.

4.7	Covenants Related to Regulatory Approvals

Subject to the other terms and conditions of this Section 4.7, each Party, as applicable to that Party, covenants and agrees with respect to obtaining all Regulatory Approvals required for the completion of the Arrangement that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	except with respect to the Canadian Competition Approval, as soon as reasonably practicable after the date hereof, each Party, or where appropriate, both Parties jointly, shall make all initial notifications, filings, applications and submissions with Governmental Authorities required or advisable, and shall use Commercially Reasonable Efforts to obtain all required Regulatory Approvals and shall cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party;

(b)	With respect to the Canadian Competition Approval,:

(i)	within 18 Business Days after the date hereof or such other date as the Parties may reasonably agree, the Parties shall file with the Commissioner a request for an Advance Ruling Certificate or, in the alternative, a No Action Letter; and

(ii)	if an Advance Ruling Certificate or No Action Letter shall not have been obtained within 16 days following the filing of that submission, either the Purchaser or the Company may at any time thereafter, acting reasonably, notify the other Party that it intends to file a notification pursuant to subsection 114(1) of the Competition Act, in which case the Company and the Purchaser shall each file their respective notifications pursuant to subsection 114(1) of the Competition Act, as promptly as practicable but in any event within 10 Business Days following the date the Company or the Purchaser notified the other Party of its intention to file a notification;

(c)	the Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Authority on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals;

(d)	no Party shall extend or consent to any extension or refuse to consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority not to consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed);

(e)	all filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Authority in respect of any Regulatory Approvals shall be paid by the Purchaser;

(f)	each Party shall use Commercially Reasonable Efforts to respond promptly to any request or notice from any Governmental Authority requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party, and each Party shall cooperate with the other Party and shall furnish to the other Party such information and assistance as a Party may reasonably request in connection with preparing any submission or responding to such request or notice from a Governmental Authority;

(g)	each Party shall permit the other Party an opportunity to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding all required Regulatory Approvals, and shall provide the other Party with a reasonable opportunity to comment thereon and shall consider those comments in good faith, and each Party shall provide the other Party with any applications, notices, filings, submissions, undertakings or other substantive correspondence provided to a Governmental Authority, or any communications received from a Governmental Authority, in respect of obtaining or concluding the required Regulatory Approvals;

(h)	each Party shall keep the other Party informed on a timely basis of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party and, for greater certainty, no Party shall participate in any meeting (whether in person, by telephone or otherwise) with a Governmental Authority in respect of obtaining or concluding the required Regulatory Approvals unless it advises the other Party in advance and gives such other Party an opportunity to attend;

(i)	notwithstanding any other requirements in this Section 4.7, where a Party (a “Disclosing Party”) is required under this Section 4.7 to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information only to outside legal advisors of the Receiving Party; provided, that the Disclosing Party also provides the Receiving Party a redacted version of such information which does not contain any such competitively sensitive information;

(j)	the Parties shall not enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the required Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the required Regulatory Approvals;

(k)	the Parties shall use (and shall cause their respective subsidiaries to use) their respective commercially reasonable efforts to oppose, lift or rescind or cooperate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated under this Agreement; and

(l)	the Parties shall use (and shall cause their respective subsidiaries to use) their respective Commercially Reasonable Efforts take or cause to be taken all actions advisable on their respective parts to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of the Agreement; provided, however, that this Section 4.7 shall not require either Party to take any actions that would, in its sole discretion, as applicable, affect its or its subsidiaries’ right to own, use or exploit its or their business, operations or assets, including, for greater certainty, divesting, restricting or agreeing to divest or restrict any assets of a Party or any of its subsidiaries, terminating any existing relationships, contractual rights or obligations of a Party or any of its subsidiaries or effecting any change or restructuring of a Party or any of its subsidiaries in order to obtain the required Regulatory Approvals prior to the Outside Date.

4.8	Employment Matters

(a)           Prior to the Effective Time, the Company shall use Commercially Reasonable Efforts to cause, and it shall use Commercially Reasonable Efforts to cause any of its subsidiaries to cause, all directors and officers of the Company and its subsidiaries identified in Section 4.8 of the Company Disclosure Letter to provide resignations from such positions and to enter into mutual releases of all claims between such directors and officers and the Company (and its subsidiaries) or shall terminate such officers effective as at the Effective Time; provided that, such resignations and terminations so identified in Section 4.8 of the Company Disclosure Letter will be limited to such person’s service as a director and/or officer of the Company and not with respect to such person’s employment with the Company and where such employees are entitled to any severance or change of control payments or benefit pursuant to the terms of each such employee’s employment contract or pursuant to applicable Laws (which are identified as payable in Section 4.8 of the Company Disclosure Letter), the full amount of such entitlements (the “Company Employee Costs”) shall be paid in accordance with Section 2.12.

(b)           The Company shall be exclusively responsible and shall pay for any withholding obligations of Taxes pursuant to the Tax Act from any amounts paid for the payments contemplated in this Section 4.8.

(c)           The Parties acknowledge that, in respect of any payment made pursuant to the Plan of Arrangement to a Company Optionholder who is entitled to claim a deduction pursuant to paragraph 110(1)(d) of the Tax Act in respect of the surrender or other settlement of any Company Options that are not “non-qualified securities” for the purposes of section 110 of the Tax Act (an “Eligible Company Optionholder”): (i) the Company shall (A) make an election pursuant to subsection 110(1.1) of the Tax Act, and (B) provide evidence in writing of such election to such holders of Company Options, in the form(s) prescribed in respect of the Tax Act, and (ii) no deduction will be claimed in respect of any such payments in computing the income of the Company or of any person not dealing at arm’s length with the Company under the Tax Act. This Section 4.8(c) shall survive the Effective Date and is intended to be for the benefit of, and will be enforceable by, the Eligible Company Optionholders resident or employed in Canada and their respective heirs, executors, administrators and personal representatives and will be binding on the Company and its successors and assigns and such rights will be held by the Company, and any successor to the Company, in trust for such Eligible Company Optionholders; provided, however, that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of this Section 4.8(c) prior to the Effective Date.

4.9	Indemnification and Insurance

(a)           The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company (each such present or former director or officer of the Company being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by the articles or by-laws of the Company or by contracts or agreements to which the Company is a party and in effect as of the date hereof, that are fully and completely disclosed in the Company Disclosure Letter and copies of which are provided to the Purchaser prior to the date hereof, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and the Company and any successor to the Company (including any Surviving Corporation) shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(b)           Prior to the Effective Time, notwithstanding any other provision hereof, the Company may purchase prepaid non-cancellable “tail” directors’ and officers’ liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date, provided that the total cost of such “tail” directors’ and officers’ liability insurance shall not exceed 300% of the current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by the Company and its subsidiaries.

4.10	Pre-Acquisition Reorganization

(a)           The Company shall effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”), as the Purchaser may reasonably request prior to receipt of the Final Order, and the Plan of Arrangement, if required, shall be modified accordingly; provided that, any such Pre-Acquisition Reorganization shall not become effective until the satisfaction or waiver of all conditions precedent to any transactions contemplated by this Agreement, other than any conditions that by their nature can only be satisfied or waived on the Effective Date.

(b)           The Company shall use its Commercially Reasonable Efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and the Company shall cooperate with the Purchaser in structuring, planning and implementing any such Pre-Acquisition Reorganization. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least five Business Days prior to the date of the Company Meeting; provided that, notwithstanding anything else herein, the Company need not effect any Pre-Acquisition Reorganization which, in the opinion of the Company’s counsel, acting reasonably, would:

(i)	require the Company or its subsidiaries to contravene any applicable Laws, its organizational documents or any Contract or Permit;

(ii)	would require the approval of any Company Securityholders;

(iii)	would reduce the Consideration, MC Shareholder Consideration or other amounts to be received by Company Securityholders under the Plan of Arrangement;

(iv)	materially delay, impede or impair the ability of the Company to consummate, and will prevent the consummation of, the Arrangement;

(v)	would require the Company or any of its subsidiaries to take any action that could adversely affect their classification under the Tax Act or that could subject them to any material Taxes under the Tax Act; and

(vi)	the Company shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax consequence being borne by, any Company Securityholder materially greater than the Taxes to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization (unless consented to by such persons or such persons are reimbursed and indemnified by the Purchaser).

(c)           The Purchaser acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Purchaser and the Company shall work cooperatively and use Commercially Reasonable Efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The Company and its subsidiaries shall not be liable for the failure of the Purchaser to benefit from any anticipated Tax efficiency as a result of a Pre-Acquisition Reorganization.

Article 5
ADDITIONAL AGREEMENTS

5.1	Acquisition Proposals

(a)           Except as expressly contemplated by this Agreement or to the extent that the Purchaser, in its sole and absolute discretion, has otherwise consented to in writing, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, the Company shall not and shall cause its subsidiaries and their respective Representatives to not, directly or indirectly through any other person:

(i)	make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or any site visit or entering into any form of agreement, arrangement or understanding), or take any other action that knowingly facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal;

(ii)	participate in any discussions or negotiations with, furnish information to, or otherwise cooperate in any way with, any person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to an Acquisition Proposal; provided however, that the Company may ascertain facts from the person making such Acquisition Proposal for the sole purpose of the Company Board informing itself about such Acquisition Proposal and the person that made it;

(iii)	make or propose publicly to make a Change of Recommendation;

(iv)	accept, recommend, enter into, or propose publicly to accept, recommend or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or

(v)	make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Company Board of the transactions contemplated hereby.

(b)           The Company shall and shall cause its subsidiaries and their respective Representatives to immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any person (other than the Purchaser, its subsidiaries and their respective Representatives) conducted prior to the date hereof by the Company or any of its Representatives or its subsidiaries and their Representatives with respect to any Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to an Acquisition Proposal and, in connection therewith, the Company will immediately discontinue access to and disclosure of any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by the Purchaser and its Representatives) and will as soon as possible, and in any event within two Business Days after the date hereof, request, and use its Commercially Reasonable Efforts to exercise all rights it has (or cause its subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding the Company or its subsidiaries previously provided in connection therewith to any person other than the Purchaser and its Representatives to the extent such information has not already been returned or destroyed and use Commercially Reasonable Efforts to ensure that such obligations are fulfilled.

(c)           Notwithstanding anything to the contrary contained in Section 5.1(a), in the event that the Company receives a bona fide written Acquisition Proposal from any person after the date hereof and prior to the Company Meeting that was not solicited by the Company and that did not otherwise result from a material breach of this Section 5.1, and subject to the Company’s compliance with Section 5.1(d), the Company and its Representatives may (i) furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, provided that (x) the Company provides a copy of such Acceptable Confidentiality Agreement to the Purchaser promptly upon its execution, and (y) the person making the Acquisition Proposal is provided with access to such information for a maximum period of 15 Business Days, and (z) the Company contemporaneously provides to the Purchaser any non-public information concerning the Company that is provided to such person which was not previously provided to the Purchaser or its Representatives, and (ii) participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (i) or (ii) above, the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, if consummated in accordance with its terms, constitute a Superior Proposal.

(d)           The Company shall promptly (and, in any event, within 24 hours) notify the Purchaser orally and in writing, of any Acquisition Proposal (whether or not in writing) received by the Company, any inquiry received by the Company that could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request received by the Company for non-public information relating to the Company in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person that informs the Company that it is considering making an Acquisition Proposal, including a copy of any written Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request, and promptly provide to the Purchaser such other information concerning such Acquisition Proposal, inquiry or request as the Purchaser may reasonably request, including all material or substantive correspondence relating to such Acquisition Proposal. The Company will keep the Purchaser promptly and fully informed of any material changes to the status, developments and details of any such Acquisition Proposal, inquiry or request, including any modifications or other amendments thereto.

(e)           Except as expressly permitted by this Section 5.1, neither the Company Board, nor any committee thereof shall: (i) make a Change of Recommendation; (ii) accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; (iii) permit the Company to accept or enter into, or publicly propose to enter into (or permit any such actions in the case of the Company Board or any committee thereof), any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding (an “Acquisition Agreement”) with respect to any Acquisition Proposal; or (iv) permit the Company to accept or enter into any Contract requiring the Company to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person proposing an Acquisition Proposal in the event that the Company completes the transactions contemplated hereby or any other transaction with the Purchaser or any of its affiliates.

(f)            Notwithstanding anything to the contrary contained in Section 5.1(e), in the event the Company receives a bona fide Acquisition Proposal that that Company Board has determined is a Superior Proposal from any person after the date hereof and prior to the Company Meeting, then the Company Board may, prior to the Company Meeting, make a Change of Recommendation, but only if:

(i)	the Company did not breach any provision of this Section 5.1 in connection with the preparation or making of such Acquisition Proposal and the Company has complied with the other terms of this Section 5.1(f);

(ii)	the Company has given written notice to the Purchaser that it has received a Superior Proposal and that the Company Board has determined that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the Company Board intends to make a Change of Recommendation, promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements and supporting materials) to be executed with the person making such Superior Proposal, and, if applicable, a written notice from the Company Board regarding the value or range of values in financial terms that the Company Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal;

(iii)	a period of seven (7) full Business Days (such period being the “Superior Proposal Notice Period”) shall have elapsed from the later of the date the Purchaser received the notice from the Company referred to in Section 5.1(f)(ii) and, if applicable, the notice from the Company Board with respect to any non-cash consideration as contemplated in Section 5.1(f)(ii), and the date on which the Purchaser received copies of the agreements and supporting material set out in Section 5.1(f)(ii); and

(iv)	if the Purchaser has proposed to amend the terms of the Arrangement in accordance with Section 5.1(g), the Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) the Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by the Purchaser and has provided the Purchaser with full details of the basis on which such determination was made and (y) failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Law.

(g)           The Company acknowledges and agrees that during the Superior Proposal Notice Period or such longer period as the Company may approve for such purpose, the Purchaser shall have the right, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement. The Company Board will review in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal that previously constituted a Superior Proposal ceasing to be a Superior Proposal. The Company agrees that, subject to the Company’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Company’s Representatives, without the Purchaser’s prior written consent. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by the Purchaser, the Company will forthwith so advise the Purchaser and will promptly thereafter accept the offer by the Purchaser to amend the terms of this Agreement and the Arrangement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Company Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Purchaser’s offer to amend this Agreement and the Arrangement, if any, the Company may, subject to compliance with the other provisions hereof, make a Change of Recommendation.

(h)           Each successive modification of any Acquisition Proposal shall constitute a new Superior Proposal for the purposes of Section 5.1(f) and shall require a new seven (7) full Business Day Superior Proposal Notice Period from the date described in Section 5.1(f)(iii) with respect to such new Acquisition Proposal. In circumstances where the Company provides the Purchaser with notice of a Superior Proposal and all documentation contemplated by Section 5.1(f)(ii) on a date that is less than 12 Business Days prior to the Company Meeting, the Company may, and upon the request of the Purchaser, the Company shall, adjourn or postpone the Company Meeting to, either proceed with or postpone the Company Meeting in accordance with the terms of this Agreement to a date that is not more than seven Business Days after the scheduled date of such Company Meeting, as directed by the Purchaser, provided, however, that the Company Meeting shall not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

(i)            The Company Board shall reaffirm its recommendation in favour of the Arrangement by news release promptly after (i) the Company Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (ii) the Company Board makes the determination referred to in Section 5.1(g) that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal and the Parties have so amended the terms of this Agreement and the Arrangement. The Purchaser and its outside counsel shall be given an opportunity to review and comment on the form and content of any such news release and the Company shall give consideration to all amendments to such press release requested by the Purchaser and its outside counsel. Such news release shall state that the Company Board has determined that such Acquisition Proposal is not a Superior Proposal.

(j)            The Company will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits the Company from (i) providing or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 5.1 or (ii) providing the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 5.1.

(k)           The Company represents and warrants that it has not waived or amended any confidentiality, standstill, non-disclosure or similar agreements, restrictions or covenant to which it or any of its subsidiaries is party. The Company agrees (i) not to release any persons from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that the Company entered into prior to the date hereof, (ii) to promptly and diligently take all commercially reasonable actions necessary to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof or enter into after the date hereof. The Company shall forthwith, if provided for in a confidentiality agreement with such person, request the return or destruction of all information provided to any third party that, has entered into a confidentiality agreement with the Company to the extent that such information has not previously been returned or destroyed, and shall use all Commercially Reasonable Efforts to ensure that such requests are honoured.

(l)            Without limiting the generality of the foregoing, the Company shall ensure that its subsidiaries and Representatives are aware of the provisions of this Section 5.1, and the Company shall be responsible for any breach of this Section 5.1 by any of its subsidiaries or Representatives.

(m)          Nothing contained in this Agreement will prevent the Company Board from: (i) complying with Section 2.17 of National Instrument 62-104 – Take-over Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; or (ii) making any disclosure to Company Securityholders, if the Company Board determines in good faith, after receiving the advice of its legal counsel, that the failure to make such disclosure would be a breach of its fiduciary duties, or would violate Securities Laws or any requirements of the CSE, provided such disclosures are in accordance with the provisions in Section 2.10.

5.2	Expenses and Termination Fee

(a)           “Termination Fee Event” means any of the following events:

(i)	this Agreement shall have been terminated

(A)	by either the Company or the Purchaser pursuant Section 6.1(b)(ii) [Failure to Obtain Company Shareholder Approval];

(B)	by the Purchaser pursuant to Section 6.1(b)(i) [Occurrence of Outside Date] or Section 6.1(c)(iii) [Breach of Representations, Warranties or Covenants],

and both (x) prior to such termination, an Acquisition Proposal shall have been made public or proposed publicly to the Company or the Company Shareholders after the date hereof and prior to the Company Meeting, and (y) the Company shall have either (1) completed any Acquisition Proposal within 12 months after this Agreement is terminated or (2) entered into an Acquisition Agreement in respect of any Acquisition Proposal or the Company Board shall have recommended any Acquisition Proposal, in each case, within 12 months after this Agreement is terminated, and such Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such 18-month period), provided, however, that for the purposes of this paragraph 5.2(a)(i) all references to “20%” in the definition of Acquisition Proposal shall be changed to “50%”; or

(ii)	this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(i) [Change of Recommendation];

(iii)	this Agreement shall have been terminated by either the Company or the Purchaser pursuant to Section 6.1(b)(ii) [Failure to Obtain Company Shareholder Approval], if at the time of such termination, the Purchaser was entitled to terminate this Agreement pursuant to Section 6.1(c)(i) [Change of Recommendation]; or

(iv)	this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(ii) [Material Breach of Non-Solicitation Covenants].

(b)           If a Termination Fee Event occurs, the Company shall pay to the Purchaser a termination fee of $4,000,000 (the “Termination Fee”) by wire transfer in immediately available funds to an account specified by the Purchaser as follows:

(i)	in the case of a Termination Fee Event referred to in Section 5.2(a)(i), the Company shall pay the Termination Fee to the Purchaser on or prior to completion of the applicable Acquisition Proposal; or

(ii)	in the case of a Termination Fee Event referred to in Section 5.2(a)(ii) or 5.2(a)(iii), the Company shall pay the Termination Fee to the Purchaser within one Business Day following such termination.

(c)           Except as otherwise specified herein, each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the others from and against any claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder.

(d)           The Parties acknowledges that the agreements contained in this Section 5.2 are an integral part of the transactions contemplated in this Agreement and that without these agreements the other Party would not enter into this Agreement.

(e)           Each Party acknowledges that all of the payment amounts set out in this Section 5.2 are payments in consideration for the disposition of the Purchaser’s rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Company irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of an amount pursuant to this Section 5.2 in the manner provided herein is the sole and exclusive remedy of the Purchaser in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section 5.2, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement and nothing contained in this Section 5.2 shall preclude the Company from seeking injunctive relief in accordance with Section 8.14 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

Article 6
TERMINATION

6.1	Termination

(a)           Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b)           Termination by either the Company or the Purchaser. This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time if:

(i)	the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party who has not fulfilled any of its obligations or breached any of its representations and warranties under this Agreement which has been a principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)	the Company Meeting is held and the Arrangement Resolution is not approved by the Company Shareholders in accordance with applicable Laws and the Interim Order, except that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure to receive approval of the Arrangement Resolution by the Company Shareholders; or

(iii)	after the date hereof, any Law is enacted or made that remains in effect and that makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable.

(c)           Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time if:

(i)	either (A) the Company Board fails to publicly make a recommendation that the Company Shareholders vote in favour of the Arrangement Resolution as contemplated in Section 2.2(d), Section 2.5(d) and Section 5.1(i) or the Company or the Company Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to the Purchaser the Company Board Recommendation (it being understood that publicly taking no position or a neutral position by the Company and/or the Company Board with respect to an Acquisition Proposal for a period exceeding three Business Days after an Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, modification, qualification or change), (B) the Purchaser requests that the Company Board reaffirm its recommendation that the Company Shareholders vote in favour of the Arrangement Resolution and the Company Board shall not have done so by the earlier of (x) the fifth Business Day following receipt of such request and (y) the Company Meeting, or (C) the Company and/or the Company Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal or proposes publicly to accept, approve, endorse or recommend any Acquisition Proposal (each of the foregoing, a “Change of Recommendation”);

(ii)	the Company breaches Section 5.1 in any material respect;

(iii)	subject to compliance with Section 6.3, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(iv)	a Material Adverse Effect has occurred after the date of this Agreement and is continuing.

(d)           Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time subject to compliance with Section 6.3, if:

(i)	subject to compliance with Section 6.3, the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied; or

(ii)	a Purchaser Material Adverse Effect has occurred after the date of this Agreement and is continuing.

6.2	Void upon Termination

If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except that (i) any liability of the Company to pay a Termination Fee that is unpaid at the time of termination of the Agreement and (ii) the provisions of Section 4.2, Section 5.2, this Section 6.2 and Article 8 (other than Section 8.6 and Section 8.9), shall survive any termination hereof pursuant to Section 6.1, provided, however, that neither the termination of this Agreement nor anything contained in Section 5.2 or this Section 6.2 will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

6.3	Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. Neither the Company nor the Purchaser may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 hereof or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith and in any event prior to the Effective Time the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 10 Business Days from such notice. If such notice has been given prior to the date of the Company Meeting, such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

Article 7
CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the mutual consent of the Purchaser and the Company at any time:

(a)	the Arrangement Resolution will have been approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order and applicable Laws;

(b)	each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c)	the conditional approval of the TSX will have been obtained, including in respect of the listing and posting for trading of the Consideration Shares and the MC Shareholder Consideration thereon;

(d)	the Canadian Competition Approval will have been obtained;

(e)	no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been commenced, issued or taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes or which would be reasonably expected to make the Arrangement illegal or otherwise directly or indirectly cease trade, enjoin, restrain or otherwise prohibit completion of the Arrangement;

(f)	the Consideration Shares to be issued in exchange for the Company Shares, the Replacement Options to be issued in exchange for the Company Out-Of-The-Money Options, the Replacement Warrants to be issued in exchange for the Company Out-Of-The-Money Warrants, the Replacement Compensation Options to be issued in exchange for the Company Compensation Options and the MC Shareholder Consideration to be issued in exchange for the MC Release pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities laws; provided, however, that the Company shall not be entitled to the benefit of the conditions in this subsection 7.1(f), and shall be deemed to have waived such condition in the event that the Company fails to (A) advise the Court prior to the hearing in respect of the Interim Order that the Purchaser intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement or (B) comply with the requirements set forth in Section 2.14; and

(g)	this Agreement shall not have been terminated in accordance with its terms.

7.2	Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a)	the Purchaser shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Purchaser in Section 3.2 shall be true and correct (disregarding for this purpose all materiality or Purchaser Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) and except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement or (ii) for breaches of representations and warranties (other than those contained in Sections 3.2(a) [Organization and Corporate Capacity], 3.2(b) [Authority Relative to this Agreement], 3.2(e) [Capitalization], Section 3.2(k)(ii) [No MAE]) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, it being understood that it is a separate condition precedent to the obligations of the Company hereunder that the representations and warranties made by the Purchaser in 3.2(a) [Organization and Corporate Capacity], 3.2(b) [Authority Relative to this Agreement], 3.2(e) [Capitalization], Section 3.2(k)(ii) [No MAE] must be accurate in all respects other than de minimis inaccuracies when made and as of the Effective Date;

(c)	the Purchaser shall have complied with its obligations under Section 2.12, the Depositary shall have confirmed receipt of the Consideration and MC Shareholder Consideration received pursuant to Section 2.12(a) and Purchaser’s counsel shall have made such payments as required under Section 2.12(b);

(d)	the Company shall have received a certificate of the Purchaser signed by a senior officer of the Purchaser and dated the Effective Date certifying that the conditions set out in Section 7.2(a) and Section 7.2(b) have been satisfied, which certificate will cease to have any force and effect after the Effective Time.

7.3	Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a)	the Company shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Company in Section 3.1 shall be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement or (ii) for breaches of representations and warranties (other than those contained in Sections 3.1(a) [Organization and Qualification], 3.1(d) [Authority Relative to this Agreement], 3.1(g) [Capitalization], Section 3.1(n)(ii) [No MAE]) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, it being understood that it is a separate condition precedent to the obligations of the Purchaser hereunder that the representations and warranties made by the Company in 3.1(a) [Organization and Qualification], 3.1(d) [Authority Relative to this Agreement], 3.1(g) [Capitalization], Section 3.1(n)(ii) [No MAE]) must be accurate in all respects other than de minimis inaccuracies when made and as of the Effective Date;

(c)	Company Shareholders shall not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Company Shareholders representing not more than 10% of the Company Shares then outstanding);

(d)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a Material Adverse Effect;

(e)	the Purchaser shall have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that the conditions set out in Section 7.3(a), Section 7.3(b), Section 7.3(c) and Section 7.3(d) have been satisfied, which certificate will cease to have any force and effect after the Effective Time; and

(f)	there shall not be pending any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)	prohibition or restriction on the acquisition by the Purchaser of any Company Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii)	prohibition or material limit on the ownership by the Purchaser of the Company or any material portion of their respective businesses; or

(iii)	imposition of limitations on the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote such Company Shares.

Article 8
GENERAL

8.1	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic mail addressed to the recipient as follows:

(a)	if to the Purchaser as follows:

Canopy Growth Corporation

1 Hershey Drive

Smiths Falls, ON K7A 0A8

Attention:             Legal

E-mail:                  [***]

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
40 Temperance Street, Suite 3200

Toronto, Ontario M5H 0B4

Attention:             Jonathan Sherman
Email:                    jsherman@cassels.com

(b)	if to the Company:

1773 Bayly Street

Pickering, ON L1W 2Y7

Attention:             Michael Perron

E-mail:                  [***]

with a copy (which will not constitute notice) to:

Farris LLP

25th Floor, 700 W Georgia St.

Vancouver, British Columbia V7Y 1B3

Attention:             Daniel Everall

E-mail:                  deverall@farris.com

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic mail, on the day of transmittal thereof if given during the normal business hours of the recipient and on the next Business Day if not given during such hours on any day.

8.2	Assignment

The Company agrees that the Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of the Purchaser, provided that the Purchaser shall continue to be liable jointly and severally with such subsidiary for all obligations hereunder. Subject to the foregoing, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.3	Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.4	Third Party Beneficiaries

The Parties agree that nothing in this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum other than (i) as expressly provided in Section 4.8(c) and Section 4.9 which, without limiting its terms, are intended for the benefit of the Eligible Company Optionholders in the case of Section 4.8(c) and the present and former directors and officers of the Company and its subsidiaries in the case of Section 4.9; and (ii) after the Effective Date, the rights of Company Securityholders to receive amounts payable pursuant to this Agreement or the Plan of Arrangement (collectively, with the Eligible Company Optionholders and present and former directors and officers of the Company and its subsidiaries referred to in Section 8.4(i), the “Third-Party Beneficiaries”). The Parties acknowledge to each of the Third-Party Beneficiaries their direct rights against the applicable Party under Section 4.8(c) and Section 4.9, which are intended for the benefit of, and shall be enforceable by, each Third-Party Beneficiary, his or her heirs, executors, administrators and legal representatives, and for such purpose, the Company shall hold the rights and benefits of Section 4.8(c) and Section 4.9 in trust for and on behalf of the Third-Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third-Party Beneficiaries.

8.5	Time of Essence

Time is of the essence of this Agreement.

8.6	Public Announcements

No Party shall issue any press release or otherwise make written public statements with respect to the Arrangement or this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without the prior written consent of the Purchaser.

8.7	Governing Law; Attornment; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

8.8	Entire Agreement

This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter hereof and thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

8.9	Amendment

(a)           Subject to the terms of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Company Shareholders, and any such amendment may, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(iii)	waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Company Shareholders under the Arrangement without their approval at the Company Meeting or, following the Company Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

(b)           Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

8.10	Waiver and Modifications

Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Parties (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto or (d) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.11	Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.12	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.13	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.14	Injunctive Relief

Subject to Section 5.2(e), the Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

8.15	No Personal Liability

(a)            No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(b)            No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

8.16	Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Remainder of page has been left intentionally blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CANOPY GROWTH CORPORATION

By:	/s/ Tom Stewart
	Name:	Tom Stewart
	Title:	Chief Financial Officer

MTL CANNABIS CORP.

By:	/s/ Michael Perron
Name: Michael Perron
Title: Chief Executive Officer

Schedule A
Form of Plan of Arrangement

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“affiliate” has the meaning ascribed thereto under the Securities Act (Ontario);

“Anti-Dilution Shares” means the Anti-Dilution Event Consideration Shares as defined in Section 2.2(a)(ii) in the Share Exchange Agreement;

“Arrangement” means the arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.9 of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated December 14, 2025 between the Company and the Purchaser to which this Plan of Arrangement is attached as Schedule A, together with the Schedules attached thereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms of thereof;

“Arrangement Resolution” means the special resolution to be considered, and, if thought advisable, passed by the Company Shareholders at the Company Meeting to approve the Arrangement, substantially in the form of Schedule B to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario or Vancouver, British Columbia are authorized or required by applicable Law to be closed;

“Canadian Resident” means a person that, immediately prior to the Effective Time, is a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention;

“Cash Consideration” means $0.144 in cash for each Company Share;

“CBCA” means the Canada Business Corporations Act, and includes any successor thereto;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Company Shareholders in connection with the Company Meeting, including any amendments or supplements thereto;

“Company” means MTL Cannabis Corp., a corporation existing under the federal laws of Canada;

“Company Archerwill Debenture Warrants” means the 1,733,333 warrants of the Company, each exercisable to acquire one Company Share until August 5, 2027 at an exercise price of $0.74737 per Company Share, subject to adjustment in accordance with their terms;

“Company Archerwill Prepayment Warrants” means the 16,640,858 warrants of the Company, each exercisable to acquire one Company Share until August 5, 2027 at an exercise price of $0.5749 per Company Share, subject to adjustment in accordance with their terms;

“Company Compensation Option Holder” means a holder of one or more Company Compensation Options;

“Company Compensation Options” means the 220,360 compensation options of the Company, each exercisable to acquire one Company Unit until September 19, 2028 at an exercise price of $0.65 per Company Unit, subject to adjustment in accordance with their terms;

“Company DSU Holder” means a holder of one or more Company DSUs;

“Company DSUs” means all deferred share units of the Company outstanding immediately prior to the Effective Time granted pursuant to or otherwise subject to the Company Incentive Plan;

“Company Incentive Plan” means the Long-Term Incentive Plan of the Company approved by the Company Board on June 6, 2025;

“Company In-The-Money Option” means a Company Option having a Company Option In-The-Money Amount;

“Company In-The-Money Warrant” means a Company Warrant having a Company Warrant In-The-Money Amount;

“Company March 2020 Warrants” means the 3,244,757 warrants of the Company, each exercisable to acquire one Company Share until December 31, 2026 at an exercise price of $1.50 per Company Share, subject to adjustment in accordance with their terms;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

“Company Option In-The-Money Amount” in respect of a Company Option means the amount, if any, by which the total fair market value of the Company Share, which will be equal to the closing price of Company Shares on the CSE on the last trading day immediately prior to the Effective Date, that a holder is entitled to acquire on exercise of the Company Option immediately prior to the Effective Time exceeds the exercise price to acquire the Company Share issuable pursuant to the Company Option;

“Company Optionholder” means a holder of one or more Company Options;

“Company Option Plan” means the Amended and Restated Stock Option Plan of the Company approved by the Company Shareholders on July 28, 2023;

“Company Options” means all options to acquire Company Shares outstanding immediately prior to the Effective Time granted pursuant to or otherwise subject to the Company Option Plan

“Company Option Shares” means the Company Shares to be issued to holders of Company In-The-Money Options pursuant to Section 3.1(f) of the Plan of Arrangement;

“Company Out-Of-The-Money Option” means a Company Option that is not a Company In-The-Money Option;

“Company Out-Of-The-Money Warrant” means a Company Warrant that is not a Company In-The-Money Warrant;

“Company RSU Holder” means a holder of one or more Company RSUs;

“Company RSUs” means all restricted share units of the Company outstanding immediately prior to the Effective Time granted pursuant to or otherwise subject to the Company Incentive Plan;

“Company Securityholders” means, collectively, Company Shareholders, Company RSU Holders, Company DSU Holders, Company Warrant Holders, Company Optionholders and Company Compensation Option Holders;

“Company September 2025 Warrants” means the 1,652,669 warrants of the Company, each exercisable to acquire one Company Share until September 19, 2028 at an exercise price of $0.98 per Company Share, subject to adjustment in accordance with their terms;

“Company Shareholder” means a holder of one or more Company Shares;

“Company Shares” means the common shares without par value in the capital of the Company;

“Company Unit” means a unit of the Company comprised of one Company Share and one half of one Company Unit Warrant;

“Company Unit Warrant” means a warrant of the Company exercisable to acquire one Company Share until September 19, 2028 at an exercise price of $0.98 per Company Share, subject to adjustment in accordance with its terms;

“Company Warrant Holder” means a holder of one or more Company Warrants;

“Company Warrant In-The-Money Amount” in respect of a Company Warrant means the amount, if any, by which the total fair market value of the Company Share, which will be equal to the closing price of Company Shares on the CSE on the last trading day immediately prior to the Effective Date, that a holder is entitled to acquire on exercise of the Company Warrant immediately prior to the Effective Time exceeds the exercise price to acquire the Company Share issuable pursuant to the Company Warrant;

“Company Warrant Shares” means the Company Shares to be issued to holders of Company In-The-Money Warrants pursuant to Section 3.1(e) of the Plan of Arrangement;

“Company Warrants” means, collectively, the Company Archerwill Debenture Warrants, the Company Archerwill Prepayment Warrants, the Company March 2020 Warrants and the Company September 2025 Warrants;

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Company Share, consisting of (i) the Share Consideration and (ii) the Cash Consideration;

“Consideration Shares” means the Purchaser Shares to be issued as Share Consideration pursuant to the Arrangement;

“Court” means the Supreme Court of British Columbia, sitting in Vancouver, British Columbia, or other court as applicable;

“CRA” means the Canada Revenue Agency;

“CSE” means the Canadian Securities Exchange;

“Depositary” means Odyssey Trust Company or any other trust company, bank or other financial institution agreed to in writing by the Company and the Purchaser for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA:

“Dissent Rights” has the meaning specified in Section 5.1;

“Dissent Shares” means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder that has duly and validly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Purchaser and the Company may agree to in writing before the Effective Date;

“Eligible Holder” means a Canadian Resident (other than a Tax Exempt Person), or an Eligible Non-Resident;

“Eligible Non-Resident” means a Non-Resident Shareholder whose Company Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

“Exchange Ratio” means the number of Purchaser Shares to be issued for each Company Share pursuant to Section 3.1(g);

“Final Order” means the final order of the Court approving the Arrangement under Section 192 of the CBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Former Company DSU Holders” means, at and following the Effective Time, the holders of Company DSUs immediately prior to the Effective Time;

“Former Company In-The-Money Optionholders” means, at and following the Effective Time, the holders of Company In-The-Money Options immediately prior to the Effective Time;

“Former Company In-The-Money Warrant Holder” means, at and following the Effective Time, the holders of Company In-The-Money Warrants immediately prior to the Effective Time;

“Former Company RSU Holders” means, at and following the Effective Time, the holders of Company RSUs immediately prior to the Effective Time;

“Former Company Shareholders” means, at and following the Effective Time, the holders of Company Shares immediately prior to the Effective Time;

“Former Company Warrant Holders” means, at and following the Effective Time, the holders of Company Warrants immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 192 of the CBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be delivered by the Company to Company Shareholders for use in connection with the Arrangement;

“MC Shareholder Consideration” means 2,956,391 Purchaser Shares to be issued to the MC Shareholders with such Purchaser Shares subject to transfer restrictions for a period of 18 months following the Effective Date; provided that, any exercise of the Company Archerwill Prepayment Warrants prior to the Effective Date shall result in an automatic and proportionate reduction to the MC Shareholder Consideration in so far as an MC Shareholder receives Anti-Dilution Shares;

“MC Shareholders” means, collectively, the David Bow Family Trust, the Michael Rancourt Family Trust, the Michel Clément Family Trust, the Richard Clément Family Trust and the Massimo Caporusso Family Trust (2021);

“Non-Resident” means a person that, immediately prior to the Effective Time, is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention;

“Non-Resident Shareholder” means a Company Shareholder that is a Non-Resident or a partnership of which a Non-Resident is a member;

“Plan” or “Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, as amended, modified or supplemented from time to time in accordance with the terms hereof and Section 8.9 of the Arrangement Agreement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Canopy Growth Corporation, a corporation incorporated under the federal laws of Canada;

“Purchaser Equity Incentive Plan” means the Omnibus Equity Incentive Plan of the Purchaser as approved by shareholders of the Purchaser on September 25, 2023, as the same may be amended, supplemented or restated in accordance therewith, prior to the Effective Time.

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Purchaser Unit” means a unit of the Purchaser comprised of one Purchaser Share and one half of one Purchaser Unit Warrant;

“Purchaser Unit Warrant” means a warrant of the Purchaser exercisable to acquire one Purchaser Share until September 19, 2028 at an exercise price of $2.61 per Purchaser Share, subject to adjustment in accordance with its terms;

“Release” has the meaning specified in Section 3.1(a);

“Replacement Compensation Option” has the meaning specified in Section 3.1(i);

“Replacement Option” has the meaning specified in Section 3.1(h);

“Replacement Warrant” has the meaning specified in Section 3.1(i);

“Section 85 Election” has the meaning specified in Section 4.1(f);

“Share Consideration” means 0.32 of a Purchaser Share for each Company Share;

“Share Exchange Agreement” means the Second Restated Share Exchange Agreement dated June 28, 2023, among the Company, Montreal Cannabis Medical Inc., Michel Clément, Richard Clément and the MC Shareholders;

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder;

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles, sections, subsections and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction, meaning or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement, and use of the terms “herein”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion of this Plan of Arrangement.

1.3	Number, Gender and Persons

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, trusts, estates, trustees, executors, administrators, legal representatives, governments (including any Governmental Authority), regulatory authorities, syndicate or other entities, whether or not having legal status.

1.4	Date for any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.5	Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include such statute and all rules and regulations made or promulgated thereunder, as it or they may have been or may from time to time be amended, substituted or re-enacted, unless stated otherwise.

1.6	Currency

In this Plan of Arrangement, unless otherwise stated, all references to sums of money are expressed in lawful money of Canada.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder. All references to time are to local time, Vancouver, British Columbia.

Article 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement constitutes an Arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall, without any further authorization, act or formality on the part of any person, become effective and be binding upon the Purchaser, the Company, the Depositary, all registered and beneficial holders of Company Shares, including Dissenting Shareholders, all registered and beneficial holders of Company RSUs, Company DSUs, Company Warrants, Company Options and Company Compensation Options, the MC Shareholders, the registrar and transfer agent in respect of the Company Shares, and all other persons.

2.3	Effect of the Arrangement

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 3.1 has become effective in the sequence and at the times set out therein.

Article 3
ARRANGEMENT

3.1	The Arrangement

Commencing and effective as at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as otherwise expressly provided herein, effective as at five-minute intervals starting at the Effective Time:

(a)	each MC Shareholder shall and shall be deemed to irrevocably, fully and finally release the Company, the Purchaser and their respective affiliates, from any and all obligations owing to such MC Shareholders pursuant to the Share Exchange Agreement, including, for greater certainty, each MC Shareholder’s entitlement to the Anti-Dilution Shares (the “Release”) in exchange for the MC Shareholder Consideration;

(b)	each Dissent Share shall be, and shall be deemed to be, transferred by the holder thereof, without any further act or formality on its part, to the Purchaser (free and clear of any Liens of any nature whatsoever) and the Purchaser shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5, and:

(i)	such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Company Shareholder other than the right to be paid the fair value by the Purchaser for such Dissent Share as set out in Section 5.1;

(ii)	such Dissenting Shareholder’s name shall be, and shall be deemed to be, removed from the register of Company Shareholders maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Dissent Shares (free and clear of any Liens of any nature whatsoever) and the register of Company Shareholders maintained by or on behalf of the Company shall be, and shall be deemed to be, revised accordingly;

(c)	subject to Section 4.6, each Company RSU, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Company RSU shall be, and shall be deemed to be, surrendered and disposed of to the Company by the Company RSU Holder for one Company Share and the Company Shares issuable in connection therewith shall be deemed to be issued to such Former Company RSU Holder as fully paid and non-assessable shares in the capital of the Company, provided that no share certificates shall be issued with respect to such shares; and:

(i)	such Former Company RSU Holder shall cease to be, and shall be deemed to cease to be, the holder of such Company RSU and shall cease to have any rights as a Company RSU Holder in respect of such Company RSU;

(ii)	such Former Company RSU Holder’s name shall be, and shall be deemed to be, removed from the register of the Company RSUs; and

(iii)	all agreements, grants and similar instruments relating to such Company RSU shall be, and shall be deemed to be, cancelled, and neither the Company nor the Purchaser shall have any further liabilities or obligations to the Former Company RSU Holder with respect thereto;

(d)	subject to Section 4.6, each Company DSU, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Company DSU shall be, and shall be deemed to be, surrendered and disposed of to the Company by the Company DSU Holder for one Company Share and the Company Shares issuable in connection therewith shall be deemed to be issued to such Former Company DSU Holder as fully paid and non-assessable shares in the capital of the Company, provided that no share certificates shall be issued with respect to such shares; and:

(i)	such Former Company DSU Holder shall cease to be, and shall be deemed to cease to be, the holder of such Company DSU and shall cease to have any rights as a Company DSU Holder in respect of such Company DSU;

(ii)	such Former Company DSU Holder’s name shall be, and shall be deemed to be, removed from the register of the Company DSUs; and

(iii)	all agreements, grants and similar instruments relating to such Company DSU shall be, and shall be deemed to be, cancelled, and neither the Company nor the Purchaser shall have any further liabilities or obligations to the Former Company DSU Holder with respect thereto;

(e)	subject to Section 4.6, each Company In-The-Money Warrant, shall be, and shall be deemed to be, exercised by the holder thereof on a cashless basis and surrendered and forfeited to the Company (free and clear of any Liens of any nature whatsoever) and the relevant Former Company In-The-Money Warrant Holder shall receive, from the Company, Company Warrant Shares having a fair market value equal to the relevant Company Warrant In-The-Money Amount and the Company Warrant Shares issuable in connection therewith shall be deemed to be issued to such Former Company In-The-Money Warrant Holder as fully paid and non-assessable shares in the capital of the Company, provided that no share certificates shall be issued with respect to such Company Warrant Shares, and:

(i)	such Former Company In-The-Money Warrant Holder shall cease to be, and shall be deemed to cease to be, the holder of such Company In-The-Money Warrant and shall cease to have any rights as a Company Warrant Holder in respect of such Company In-The-Money Warrant;

(ii)	such Former Company In-The-Money Warrant Holder’s name shall be, and shall be deemed to be, removed from the register of the Company Warrants; and

(iii)	all warrant agreements, grants and similar instruments relating to such Company In-The-Money Warrant shall be, and shall be deemed to be, cancelled, and neither the Company nor the Purchaser shall have any further liabilities or obligations to the Former Company In-The-Money Warrant Holder with respect thereto;

(f)	subject to Section 4.6, each Company In-The-Money Option, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Company In-The-Money Option shall be, and shall be deemed to be, exercised by the holder thereof on a cashless basis and surrendered and forfeited to the Company (free and clear of any Liens of any nature whatsoever) and the relevant Former Company In-The-Money Optionholder shall receive, from the Company, Company Option Shares having a fair market value equal to the relevant Company Option In-The-Money Amount and the Company Option Shares issuable in connection therewith shall be deemed to be issued to such Former Company In-The-Money Optionholder as fully paid and non-assessable shares in the capital of the Company, provided that no share certificates shall be issued with respect to such Company Option Shares, and:

(i)	such Former Company In-The-Money Optionholder shall cease to be, and shall be deemed to cease to be, the holder of such Company In-The-Money Option and shall cease to have any rights as a Company Optionholder in respect of such Company In-The-Money Option;

(ii)	such Former Company In-The-Money Optionholder’s name shall be, and shall be deemed to be, removed from the register of the Company Options; and

(iii)	all option agreements, grants and similar instruments relating to such Company In-The-Money Option shall be, and shall be deemed to be, cancelled, and neither the Company nor the Purchaser shall have any further liabilities or obligations to the Former Company In-The-Money Optionholder with respect thereto;

(g)	each Company Share (excluding (i) any Dissent Share or (ii) any Company Share held by the Purchaser or any of its affiliates but including (i) the Company Shares issuable pursuant to Section 3.1(c) and Section 3.1(d); (ii) the Company Option Shares issuable pursuant to Section 3.1(f); and (iii) the Company Warrant Shares issuable pursuant to Section 3.1(e)) shall be, and shall be deemed to be, assigned and transferred by the holder thereof, without any further act or formality on its part, to the Purchaser (free and clear of any Liens of any nature whatsoever), in exchange for the Consideration, less any amounts withheld pursuant to Section 4.6, and:

(i)	each holder of such Company Shares shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Company Shareholder other than the right to be paid the Consideration per Company Share in accordance with this Plan of Arrangement;

(ii)	the name of each such holder shall be, and shall be deemed to be, removed from the register of Company Shareholders maintained by or on behalf of the Company;

(iii)	the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of any Liens of any nature whatsoever) and the register of Company Shareholders maintained by or on behalf of the Company shall be, and shall be deemed to be, revised accordingly; and

(iv)	for greater certainty, applicable amounts may be withheld from the Consideration pursuant to Section 4.6(a), and the Purchaser Shares (payable as Share Consideration) so withheld may be sold pursuant to and in accordance with Section 4.6(b) to satisfy the withholding and deduction in respect of the surrender, assignment and transfer, of the Company RSUs pursuant to Section 3.1(c), the Company DSUs pursuant to Section 3.1(d) and the Company-In-The-Money Options pursuant to Section 3.1(f);

(h)	each outstanding Company Out-Of-The-Money Option shall be exchanged at the Effective Time for an option (a “Replacement Option”) to purchase from the Purchaser 0.32 of a Purchaser Share, at an exercise price per Purchaser Share that would otherwise be payable to acquire a Company Share pursuant to the Company Out-Of-The-Money Option it replaces less an amount equal to the Cash Consideration (rounded up to the nearest whole cent), except that the aggregate number of whole Purchaser Shares issuable pursuant to the relevant former Company Out-Of-The-Money Option holder’s Replacement Options having a common exercise date and price shall be rounded down to the nearest whole number. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercise (provided any Replacement Option shall be exercisable at the offices of the Purchaser), shall be as nearly equivalent as practicable as the terms and conditions of the certificates governing the Company Out-Of-The-Money Option so exchanged, and shall be governed by the terms of the Purchaser Equity Incentive Plan, and any document evidencing a Company Out-Of-The-Money Option shall thereafter evidence and be deemed to evidence such Replacement Option. Each Company Out-Of-The-Money Option shall cease to be, and shall be deemed to cease to be, an option or right to acquire Company Shares;

(i)	each outstanding Company Out-Of-The-Money Warrant shall be exchanged at the Effective Time for a warrant (a “Replacement Warrant”) to purchase from the Purchaser 0.32 of a Purchaser Share, at an exercise price per Purchaser Share that would otherwise be payable to acquire a Company Share pursuant to the Company Out-Of-The-Money Warrant it replaces less an amount equal to the Cash Consideration (rounded up to the nearest whole cent), except that the aggregate number of whole Purchaser Shares issuable pursuant to the relevant former Company Out-Of-The-Money Warrant holder’s Replacement Warrants having a common exercise date and price shall be rounded down to the nearest whole number. Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Warrant shall be exercisable at the offices of the Purchaser) and other terms and conditions of each of the Replacement Warrants shall be as nearly equivalent as practicable to the terms and conditions of the certificates governing the Company Out-Of-The-Money Warrant for which it is exchanged, and any document evidencing a Company Out-Of-The-Money Warrant shall thereafter evidence and be deemed to evidence such Replacement Warrant. Each Company Out-Of-The-Money Warrant shall cease to be, and shall be deemed to cease to be, a warrant or right to acquire Company Shares.

(j)	each outstanding Company Compensation Option shall be exchanged at the Effective Time for an option (a “Replacement Compensation Option”) to purchase from the Purchaser 0.32 of a Purchaser Unit, at an exercise price per Purchaser Unit that would otherwise be payable to acquire a Company Unit pursuant to the Company Compensation Option it replaces less an amount equal to the Cash Consideration (rounded up to the nearest whole cent), except that the aggregate number of whole Purchaser Units issuable pursuant to the relevant former Company Compensation Option holder’s Replacement Compensation Options having a common exercise date and price shall be rounded down to the nearest whole number. Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Compensation Option shall be exercisable at the offices of the Purchaser) and other terms and conditions of each of the Replacement Compensation Options shall be as nearly equivalent as practicable to the terms and conditions of the certificates governing the Company Compensation Option for which it is exchanged and any document evidencing a Company Compensation Option shall thereafter evidence and be deemed to evidence such Replacement Compensation Option. Each Company Compensation Option shall cease to be, and shall be deemed to cease to be, an option or right to acquire Company Units, Company Shares and Company Unit Warrants; and

(k)	in exchange for the Release from each MC Shareholder, the Purchaser shall issue Purchaser Shares with a legend imposing an 18-month transfer restriction to each MC Shareholder based on such MC Shareholder’s pro rata entitlement to the MC Shareholder Consideration, which shall and shall be deemed to be received in full and final satisfaction of the Release.

The exchanges and cancellations provided for in this Section 3.1 shall be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

Article 4
CERTIFICATES AND PAYMENTS

4.1	Payment and Delivery of Consideration

(a)	Following receipt of the Final Order and on the Business Day prior to the Effective Date, the Purchaser shall deliver or cause to be delivered to the Depositary, for the benefit of applicable holders of Company Shares and the MC Shareholders, sufficient Purchaser Shares to satisfy the aggregate Share Consideration and MC Shareholder Consideration payable to the Company Shareholders and MC Shareholders, as applicable, in accordance with Section 3.1 and the aggregate amount of cash to satisfy the Cash Consideration payable to the Company Shareholders in accordance with Section 3.1, which Purchaser Shares and cash shall be held by the Depositary as agent and nominee for such Former Company Shareholders and MC Shareholders for distribution to such Former Company Shareholders and MC Shareholders, as applicable, in accordance with the provisions of this Article 4;

(b)	(i) upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Former Company Shareholder, the Consideration that such Former Company Shareholder has the right to receive under this Plan of Arrangement for such Company Shares, less any amounts withheld pursuant to Section 4.6, and any certificate so surrendered shall forthwith be cancelled; and (ii) immediately following the Effective Time, each MC Shareholder shall be entitled to receive in accordance with their written delivery and registration instructions, and the Depositary shall deliver to such MC Shareholder, the Purchaser Shares representing the MC Shareholder Consideration that such MC Shareholder has the right to receive under this Plan of Arrangement with a legend imposing a transfer restriction expiring 18-months after the Effective Date;

(c)	Until surrendered for cancellation as contemplated by Section 4.1(b)(i), each certificate that immediately prior to the Effective Time represented one or more Company Shares (other than Dissent Shares or Company Shares held by the Purchaser or any of its affiliates) shall be deemed after the Effective Time to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 4.6.

(d)	each Former Company Out-Of-The-Money Warrant Holder shall be entitled to receive in exchange therefor, and the Purchaser shall promptly following the Effective Time deliver to such Former Company Out-Of-The-Money Warrant Holder, the Replacement Warrant that such Former Company Out-Of-The-Money Warrant Holder has the right to receive under this Plan of Arrangement for such Company Out-Of-The-Money Warrant;

(e)	each Former Company Out-Of-The-Money Options Holder shall be entitled to receive in exchange therefor, and the Purchaser shall promptly following the Effective Time deliver to such Former Company Out-Of-The-Money Optionholder, the Replacement Option that such Former Company Out-Of-The-Money Optionholder has the right to receive under this Plan of Arrangement for such Company Out-Of-The-Money Option;

(f)	An Eligible Holder who is entitled to receive Consideration Shares under Section 3.1(g) shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of Company Shares under this Plan of Arrangement by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by the Purchaser, within 60 days after the Effective Date, duly completed with the details of the Company Shares transferred and the applicable agreed amount for the purposes of such joint elections. The Purchaser shall, within 30 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or any analogous provision of provincial income tax law), sign and return such forms to such Eligible Holder. Neither the Company, the Purchaser nor any successor corporation shall be responsible for the proper completion and filing of any joint election form, and except for the obligation to sign and return the duly completed joint election forms which are received within 60 days of the Effective Date, for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete and file such joint election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return a joint election form received by it from an Eligible Holder more than 60 days following the Effective Date, but will have no obligation to do so.

(g)	Subject to Section 4.1(f) and Section 4.1(h), upon receipt of a duly completed and executed Letter of Transmittal, or other written confirmation from an Eligible Holder which has been delivered to the Purchaser, in which such Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, the Purchaser will promptly deliver a tax instruction letter, together with the relevant tax election forms (including the provincial tax election forms, if applicable) to the Eligible Holder.

(h)	The Purchaser, in its sole discretion, may post to its website instructions for Eligible Holders wishing to make a Section 85 Election, and in such case, the Purchaser will provide, in the Letter of Transmittal, its website address where such instructions will be posted. Final instructions with respect to the mechanics for Eligible Holders to make a Section 85 Election will be included in the Circular.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1(g) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment or delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	No Fractional Purchaser Shares

In no event shall any holder of Company Shares or any of the MC Shareholders be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder as Share Consideration or an MC Shareholder as MC Shareholder Consideration under this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable, then the number of Purchaser Shares to be issued to such Company Shareholder or MC Shareholder, as applicable, shall be rounded down to the nearest whole number and no compensation shall be issued in lieu of the issuance of a fractional Purchaser Share.

4.4	No Fractional Cash Consideration.

In no event shall any holder of Company Shares be entitled to a fractional Cash Consideration. Where the aggregate amount of Cash Consideration to be paid to a Company Shareholder as Cash Consideration under this Plan of Arrangement would result in a fraction of a cent being paid, then the aggregate amount of Cash Consideration owing to such Company Shareholder shall be rounded down to the nearest whole cent.

4.5	Post-Effective Time Dividends and Distributions

All dividends and distributions made after the Effective Time with respect to any Purchaser Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the holder of such Purchaser Shares. All monies received by the Depositary shall be invested by it in interest bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. Subject to this Section 4.5, the Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by such holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions and any interest thereon to which such holder is entitled pursuant to the Arrangement, net of any applicable withholding and other taxes.

4.6	Withholding Rights

(a)	The Company, the Purchaser and the Depositary, as applicable, will be entitled to deduct and withhold from any consideration otherwise payable or deliverable to any person under this Plan of Arrangement and the Arrangement Agreement (including, without limitation, any payments to Dissenting Shareholders, Company RSU Holders, Company DSU Holders, Company Warrant Holders, Company Optionholders, Company Compensation Option Holders and MC Shareholders), such amounts as the Company, the Purchaser or the Depositary, as applicable, is required to deduct and withhold, or reasonably believe to be required to deduct and withhold, with respect to such payment or delivery under any provision of any Laws in respect of Taxes. For the purposes hereof, all such withheld amounts shall be treated for all purposes under this Plan of Arrangement and the Arrangement Agreement as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as applicable.

(b)	Each of the Company, the Purchaser and the Depositary is hereby authorized to sell or otherwise dispose of such portion of Purchaser Shares payable as Share Consideration or the MC Shareholder Consideration as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as applicable, to enable it to implement such deduction or withholding, and the Company, the Purchaser or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds (after deduction for (a) the amounts required to satisfy the required withholding under this Plan of Arrangement and the Arrangement Agreement in respect of such Person, (b) reasonable commissions payable to the broker, and (c) other reasonable costs and expenses) of such sale. Any sale will be made in accordance with applicable Laws and at prevailing market prices and none of the Company, the Purchaser, the Depositary or their respective agents, as the case may be, shall have any liability to, or be under any obligation to obtain a particular price or to indemnify, any Company Securityholder in respect of a particular price, for the portion of the Share Consideration or MC Shareholder Consideration so sold.

4.7	Extinction of Rights

If any Former Company Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 4.1 in order for such Former Company Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the third anniversary of the Effective Date, on the third anniversary of the Effective Date: (a) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (b) any certificate representing Company Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

4.8	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.9	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company RSUs, Company DSUs, Company Warrants, Company Options and Company Compensation Options issued prior to the Effective Time; (b) the rights and obligations of the Company Securityholders (other than the Purchaser or any of its affiliates), the MC Shareholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company RSUs, Company DSUs, Company Warrants, Company Options, Company Compensation Options, the Share Exchange Agreement or the Anti-Dilution Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 5
DISSENTING SHAREHOLDERS

5.1	Dissent Rights

(a)	Each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Company Shares held by such Company Shareholder in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 5.1, provided that, notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise such Dissent Rights and who:

(i)	are ultimately determined to be entitled to be paid fair value (as determined as of the close of business on the day before the Arrangement Resolution was adopted) from the Purchaser for the Dissenting Shares in respect of which they have exercised Dissent Rights, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be deemed to have irrevocably transferred such Dissent Shares to the Purchaser pursuant to Section 3.1(a) in consideration of such fair value and shall (other than Section 3.1(a) be deemed not to have participated in the transactions in Article 3); or

(ii)	are ultimately not entitled, for any reason, to be paid by the Purchaser the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder and shall be entitled to receive only the Consideration from the Purchaser in the same manner as such non-dissenting Company Shareholders.

(b)	In no event shall the Purchaser or the Company or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Company Shares or any interest therein (other than the rights set out in this Section 5.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of the Company.

(c)	For greater certainty, in addition to any other restrictions in the Interim Order and under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares); and (ii) holders of Company RSUs, Company DSUs, Company Warrants, Company Options or Company Compensation Options.

Article 6
AMENDMENTS

6.1	Amendments

(a)	The Purchaser and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of the Purchaser and the Company, each acting reasonably, and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court; and (ii) communicated to the Company Securityholders, if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Purchaser and the Company, each acting reasonably, may be proposed by the Purchaser or the Company at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if: (i) it is agreed to in writing by each of the Purchaser and the Company, each acting reasonably, and (ii) if required by the Court, by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by mutual agreement by the Purchaser and the Company without the approval of or communication to the Court or the Company Securityholders, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Company Securityholders.

Article 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Article 8
U.S. SECURITIES LAW EXEMPTION

8.1	U.S. Securities Law Exemptions

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all: (a) Company Shares to be issued to holders of (i) Company RSUs pursuant to Section 3.1(c); (ii) Company DSUs pursuant to Section 3.1(d); (iii) Company In-The-Money Warrants pursuant to Section 3.1(e); and (iii) Company-In-The-Money Options pursuant to Section 3.1(f) (b) Consideration Shares to be issued in exchange for Company Shares (including those Company Shares issued pursuant to Sections 3.1(c), Section 3.1(d), Section 3.1(e) and Section 3.1(f)); (c) Replacement Options to be issued to holders of Company Out-Of-The-Money Options in exchange for Company Out-Of-The-Money Options pursuant to Section 3.1(h); (d) Replacement Warrants to be issued to Company Warrant Holders in exchange for Company Out-Of-The-Money Warrants pursuant to Section 3.1(i); (e) Replacement Compensation Options to be issued to Company Compensation Option Holders in exchange for Company Compensation Options pursuant to Section 3.1(j) and (f) MC Shareholder Consideration to be issued in exchange for the Release pursuant to Section 3.1(k), whether in the United States, Canada or any other country, will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and similar exemptions under applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement and this Plan of Arrangement. Holders of Company Out-Of-The-Money Options entitled to receive Replacement Options, Company Warrant Holders entitled to receive Replacement Warrants and Company Compensation Option Holders entitled to receive Replacement Compensation Options will be advised that the exemption provided by the U.S. Securities Act pursuant to Section 3(a)(10) thereof, will not be available for the issuance of any Purchaser Shares, Purchaser Units and Purchaser Unit Warrants, as applicable, issuable upon the exercise of the Replacement Options, Replacement Warrants, Replacement Compensation Options and Purchaser Unit Warrants, as applicable, if any. The Purchaser Shares, Purchaser Units and Purchaser Unit Warrants, as applicable, issuable upon the exercise of the Replacement Options, Replacement Warrants, Replacement Compensation Options or Purchaser Unit Warrants, if any, may be issued only pursuant to an available exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Schedule B
Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.	The arrangement (as it may be modified or amended, the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving MTL Cannabis Corp. (the “Company”), its shareholders and Canopy Growth Corporation (the “Purchaser”), all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Appendix [A] to the Management Information Circular of the Company dated [●], 2025 (the “Information Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

B.	The Arrangement Agreement dated as of December 14, 2025 between the Company and the Purchaser, as it may be amended from time to time (the “Arrangement Agreement”), and the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

C.	The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

D.	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further approval of any shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

E.	Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, for filing with the Director under the Canada Business Corporations Act, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of articles of arrangement or other such documents.

F.	Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

B-1